UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement
Form C-U: Progress Update
☒   Form C/A: Amendment to Offering Statement
Check box if Amendment is material and investors must reconfirm within five business days.
Form C-AR: Annual Report
Form C-AR/A: Amendment to Annual Report
Form C-TR: Termination of Reporting

Name of issuer:

No Limit Technology Holdings, Inc.

Legal status of issuer:

Form:

CORPORATION

Jurisdiction of Incorporation/Organization:

Nevada

Date of organization:

01-07-21

Physical address of issuer:

1407 Foothill Blvd #305 La Verne CA 91750

Website of issuer:

www.Nolimit.technology

Is there a co-issuer?   ☒ no

Name of intermediary through which the offering will be conducted:

RIALTO MARKETS LLC

CIK number of intermediary:

0001670539

SEC file number of intermediary:

008-69756

CRD number, if applicable, of intermediary:

283477

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of three percent (3%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of securities sold through the offering.

Type of security offered:

Common Stock

Target number of securities to be offered:

71,428.5 Shares

Price (or method for determining price):

$0.70

Target offering amount:

$50,000.00

Oversubscriptions accepted: Yes – Oversubscriptions accepted and will be allocated on a "first come first served basis".

Maximum offering amount (if different from target offering amount):

$4,900,000

Deadline to reach the target offering amount:

February 10, 2023

Disbursement from Escrow After Reaching the Target Offering Amount: Bi-Monthly (twice per month)

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitmentswill be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed investors. Each time the Company may access invested funds held in the Escrow Account, all new investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of Company employees:

One (1)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

No Limit Technology Holdings, Inc.
(Issuer)

By

(Signature)

Rafael Groswirt
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities andon the dates indicated.

(Signature)

Rafael Groswirt
(Name)

President
(Title)

2-11-2022
(Date)

TABLE OF CONTENTS

SECTION A: FORM C OFFERING MEMORANDUM

<u>**EXHIBITS:**</u>

JANUARY 30, 2021

No Limit Technology Holdings, Inc.

FORM C



$4,900,000
Common Stock
$0.70 per Share

No Limit Technology Holdings, Inc. ("No Limit," the "Company," "we," "us," or "our"), is offering a minimum amount of $50,000 (the "Target Offering Amount") and up to a maximum amount of $4,900,000 (the "Maximum Offering Amount") of Common Stock, 7,000,000 Shares at $0.70 per Share, par value $0.0001 per share (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by February 10, 2023 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities—The Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, Rialto Markets LLC (the "Intermediary"). All committed funds will be held in escrow with Wilmington Trust (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed investors. Each time the Company may access invested funds held in the Escrow Account, all new investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Investment commitments will be represented by an issuance of shares of Common Stock, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by Wilmington Trust, who will serve as the Escrow Agent (the "Escrow Agent") for this Offering. Securities sold in this Offering will be issued electronically, there will be no certificates issued for Shares. Records of ownership for the securities issued will be recorded at the registered Transfer Agent, KoreConX, Inc. Investors may log into the KoreConX platform to view their holdings in the Company. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you canafford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, theseauthorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC," or the "Commission") does not pass upon the merits of any securities offered orthe terms of the offering, nor does it pass upon the accuracy or completeness of any offering document orliterature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex-change Commission has not made an independent determination that these securities are exempt from registration.

OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either State that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

If you are seeking to rely on the Commission's temporary rules to initiate an offering between May 4, 2020, and February 28, 2021, intended to be conducted on an expedited basis due to circumstances relating to coronavirus disease 2019 (COVID-19), you will likely need to provide additional or different information than described in questions 2, 12, and 29. If you are seeking to rely on the Commission's temporary Rule 201(bb) for an offering initiated between March 1, 2021, and August 28, 2022, you will likely need to provide additional or different information than described in questions 2 and 29. When preparing responses to such questions, please carefully review temporary Rules 100(b)(7), 201(aa), 201(bb), and 304(e) and tailor your responses to those requirements   as applicable.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event   unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

Name of issuer: No Limit Technology Holdings, Inc.

ELIGIBILITY

1. No Limit Technology Holdings, Inc. certifies that all of the following statements are true:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the

ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

2. *Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?* ☒ No

DIRECTORS OF THE COMPANY

3. *Provide the following information about each director (and any persons occupying a similarstatus or performing a similar function) of the issuer:*

Name: Rafael Groswirt   ***Dates of Board Service:*** January 07, 2021 - Present

Principal Occupation: Chief Executive Officer
Employer: Dates of Service: January 07, 2021 - Present
Employer's principal business:

Business Experience: List the employers, titles and dates of positions held during past threeyears with an indication of job responsibilities:

Employer: No Limit Fantasy Sports
Employer's principal business: Sports betting
Title: President   ***Dates of Service:*** 2014-2021
Responsibilities: Business management

OFFICERS OF THE COMPANY

4. *Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:*

Name: Rafael Groswirt
Title: CEO

Dates of Service: January 2021-Present

Responsibilities: General management of the company

List any prior positions and offices with the issuer and the period of time in which the officerserved in the position or office: *None*

Name:
Title:

Dates of Service:

Responsibilities:

List any prior positions and offices with the issuer and the period of time in which the officerserved in the position or office: *None*

PRINCIPAL SECURITY HOLDERS

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Rafael Groswirt	11,025,000 Shares of Common Stock	51.57 %

BUSINESS AND ANTICIPATED BUSINESS PLAN



NOLIMIT TECHNOLOGY

Target raise
$4,900,000

No Limit Technology Holdings, Inc

A Nevada Company
Authorized shares
35,000,000
Minimum investment $500

SEC Regulation CF Share Sale
7,000,000 shares at a price of 0.70
24.66% of issued shares
20.00 % fully diluted

Investment portal. Hosted under Finra authorized broker

www.nolimitcrowdfund.com

No Limit Technology Holdings, Inc

www.nolimitgaming.us


FANTASY SPORTS
ONLINE POKER
CASINO
ONLINE CASINO
SPORTSBOOK

Company Background

In 2015, No Limit Fantasy Sports, LLC was formed, in order to enter the rapidly expanding fantasy sports market. Seed funding was secured, the development team was formed, and within 9 months, a working platform was delivered. As Bitcoin and the entire cryptocurrency space evolved, it became evident that crypto and online gaming platforms were a perfect combination. Seeking a clear advantage, our company set out to form what is now known as No Limit Coin. By 2019, No Limit Fantasy Sports was operating for three years, and considered a mature company, ready to seek additional funds from investors. As the environment changed in 2020 due to the COVID-19 pandemic, the funding plans shifted. The company, along with the NoLimit community in Florida, decided to fundraise with the key goal of a sports betting platform operating in the United States.

CEO, Rafael Groswirt

A telecom veteran for over 20 years, Rafael Groswirt founded Alliance Payphone Inc. in 2000. He developed software to monitor and repair over 250,000 payphones nationwide, in addition to long distance services.

His love for technology and sports led him to develop and patent one of the first automated poker tables, featuring Johnny Chan as one of the partners: US PATENT #

US2008/ 0026826A1. On November 27, 2007, Lightning Gaming™, Inc. acquired Poker Automation, LLC.

https://patents.google.com/?inventor=rafael+groswirt&oq=rafael+groswirt

In March 2015, No Limit Fantasy Sports, LLC was formed and began to introduce a set of new tools and games related to Fantasy Sports. Two years later, during the development of the No Limit Fantasy platform, the ideal pairing was created with the cryptocurrency, NoLimitCoin (NLC2). NLC2 was designed to power fantasy sports platforms, like ours and others.



https://www.youtube.com/watch?v=y_yCNrOjZQ4

Market Information

In 2018, the United States Supreme Court declared online sports gambling federally legal, allowing states to individually set regulations and licensing requirements. We can easily see the impact that such a ruling had on other companies within our space, mainly DraftKings. This company was having a hard time breaking through, with only fantasy sports as a main source of income, but as soon as sports betting was legalized, the outlook changed immediately.

Suddenly, DraftKings was the hottest investment on Wall Street, leading to a successful $4 billion valuation IPO, only to see their value balloon to $20 billion dollars by December of 2020 and $35B in 2021. They are currently only operating in four states, yet the market has placed an evaluation that is expecting tremendous growth in this space.

No Limit Technology, Inc. has a forward-looking goal to reach success comparable to DraftKings. We seek to compete for major parts of the market that are now investing in DraftKings. There are other operators in the states that have already been approved, but DraftKings has used the public markets to raise money, which is the model we want to follow.

Market sizes

1. Fantasy Sports (DFS): $3 Billion
2. US Sports Betting: $150+ Billion
3. Online Casino: $5 Billion
4. Online Poker: 4 Million players, generating $3 Billion in rake per year.

We are targeting a $200B business with the efficiencies of crypto

Existing Platforms

Nolimitfantasysports.com and nolimitcoinpoker.com have existing player bases, and are tested, operational, and ready to expand. These platforms will be transferred to No Limit Technology Holdings, Inc. upon formation, along with resources needed to operate and grow. In the past three years, these platforms have exhibited a large potential for growth. For example, during the NFL season, we were reaching over 1000 fantasy sports entries per week. Further growth is dependent on expanding the marketing budget.

No Limit Technology Holdings, Inc
www.nolimitgaming.us

DFS Fantasy Sports
Nolimitfantasysports.com


NO LIMIT FANTASY SPORTS
THE WORLD'S FIRST CRYPTO FANTASY SPORTS PLATFORM
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CONTESTS NAME	SLATE	CHIPS	BUY-IN	TEAMS	START	MAX TEAM	PAYOUT	ENTRY	STATUS
NFL EARLY BIRD 10,000 NLC2 FREEROLL	THU-MON		0	714 / 1000	10 Sep 17:20	5 / 5	10000	Started	
MNF Bonus free-roll 100 team, 1000 NLC2	MNF		0	100 / 100	14 Sep 16:10	2 / 2	1000	Full	
Week 1 Opener 1000 NLC2	THU-MON		1000	100 / 100	10 Sep 17:20	10 / 10	95000	Full	
Week 1 Opener 10,000 NLC2 buy-in 250K GTD	THU-MON		10000	17 / 25	10 Sep 17:20	5 / 5	237500	Started	
Wk 1 100 NLC2 buy in 10 team.	THU-MON		100	10 / 10	10 Sep 17:20	1 / 1	950	Full	
MNF 100/1K Sit 'n Go 10 team	MNF		100	10 / 10	14 Sep 16:10	2 / 2	950	Full	
MNF 100/1K Sit 'n Go 10 team #2	MNF		100	10 / 10	14 Sep 16:10	2 / 2	950	Full	
MNF 1K NLC2 buy-in Sit 'n Go. 10 team limit	MNF		1000	10 / 10	14 Sep 16:10	1 / 2	9500	Full	
MNF 1K NLC2 buy-in Sit 'n Go. 10 team limit	MNF		1000	10 / 10	14 Sep 16:10	2 / 2	9500	Full	
MNF 1000 NLC2 buy-in 10 team limit	MNF		1000	10 / 10	14 Sep 16:10	1 / 1	9500	Full	
MNF 100/1K Sit 'n Go 10 team #2	MNF		100	9 / 10	14 Sep 16:10	0 / 2	950	Started	
H2H 100 NLC2	MNF		100	2 / 2	14 Sep 16:10	0 / 1	190	Full	
H2H 100 NLC2	MNF		100	2 / 2	14 Sep 16:10	0 / 1	190	Full	
H2H 100 NLC2	MNF		100	2 / 2	14 Sep 16:10	0 / 1	190	Full	
H2H 100 NLC2	MNF		100	2 / 2	14 Sep 16:10	1 / 1	190	Full	
Rafael 1 vs oldschool	THU-MON		100	2 / 2	10 Sep 17:20	1 / 1	190	Full	VIEW
Rafael 1 vs Venomkpp	THU-MON		100	2 / 2	10 Sep 17:20	1 / 1	190	Full	VIEW
Lemongrass2 vs Rafael 1	THU-MON		200	2 / 2	10 Sep 17:20	1 / 1	380	Full	

Poker

nolimitcoinpoker.com


SEAT OPEN
BadBeat JACKPOT
100000 NLC2
Pot: 0 NLC2
NO RAKE POKER
POWERED BY NOLIMITCOIN (NLC2)
NLH 1K/4K Buy-in 10/20 blinds Straddle/ Re-straddle 9 - Hold'em NL - Stakes: 10 NLC2 / 20 NLC2


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PillowPastas
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plateaumax
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200
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800
280
SPONSORED EVENT GTD 1000 NLC2 - Hold'em NL - Stakes: 200 / 400 ante 40
Choice
870
Pajak
19775
Table



Current states in the USA that allow online poker are New Jersey, Nevada, Pennsylvania, and Delaware. We will aim for licensing in those states, and others.

New platforms

With the formation of the new company, existing platforms will be re-launched, as well as prepared for the current marketplace. A live online casino, a sports book and skill games will be added to the family of platforms. These will either be operated under the Curacao company, or the US operating company (yet to be formed), once the US licenses are provided.

From BetConstruct

We have preliminarily selected BetConstruct as our platform provider, but the final decision will be made once resources are secured, and other options are studied further. It is our intention to lease the live casino, as well as sports book and skill games, from BetConstruct. An example of a site using BetConstruct's products is vbet.com.

No Limit Technology Holdings, Inc
www.nolimitgaming.us

Live Casino from BetContruct.com


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No Limit Technology Holdings, Inc

www.nolimitgaming.us

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www.nolimitgaming.us

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Full Sports Book



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No Limit Technology Holdings, Inc
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URL for future wholesale exchange project.

www.book2book.bet

Video of wholesale betting exchange:


No Limit Betting Protocol Trailer
Watch later
Share
NO★LIMIT
BETTING PROTOCOL
Watch on YouTube

Wholesale Sports Betting Exchange, Using Crypto


NO★LIMIT
BETTING PROTOCOL
Fees
Bettor A
Bettor B
Locked Tokens
in Bet
Fees to
Game Publisher
Fees to
DEFI Funder

We will develop a betting exchange on top of the No Limit Betting Protocol, to allow large scale sports betting operators to exchange bets. The success of such a platform will not only depend on funding, but also on our ability to compete with existing exchanges, such as https://www.betfair.com/exchange/plus/ and other already-liquid markets. At the same time, we will tap into those markets and bridge crypto players with fiat markets. We wish to form bridges into fiat markets, while also taking

advantage of the benefits of cryptocurrency. This portion of the project will occur after the retail sportsbook deployment from BetConstruct.

Full No Limit Betting Protocol whitepaper

https://www.dropbox.com/s/atbcur6880elos5/NLCBettingProtocol%20whitepaper.pdf?dl=0

Legal Considerations

This project has the ultimate goal of becoming a U.S. sports betting operator. Once money is raised, applications will be filed in various states for sports betting, fantasy sports, and poker. It will be a top priority for the company to secure sports betting licenses in as many U.S. states as possible. The company is currently pursuing the acquisition of sports betting licenses in the U.S. states that have already passed legislation. All accounting within the organization will be done in accordance with U.S. tax laws. This goes for all companies under the No Limit Technology Holdings, Inc. umbrella.

The cost to process a state license can vary from $150,000 to $10,000,000, as well as yearly compliance and legal fees. The money raised in the first three rounds will not be sufficient to secure licenses in many states. Only 1 or 2 states will be targeted for Sports and DFS licenses in these rounds. We need the future rounds, which will lead us to larger money raises where we will be able to secure licenses in all possible states. Securing licenses in all states for DFS, Sports and Poker could cost millions of dollars. Future successful rounds are required, and not guaranteed! There is no guarantee we will be awarded the licenses.

USA Gambling Laws



WASHINGTON — The **Supreme Court** struck down a 1992 **federal** law on Monday that effectively banned commercial **sports** betting in most states, opening the door to legalizing the estimated $150 billion in illegal wagers on professional and amateur **sports** that Americans make every year. May 14, 2018

Supreme Court Ruling Favors Sports Betting - The New York ...
https://www.nytimes.com › 2018/05/14 › us › politics › supreme-court-sport...



⚽ About Featured Snippets   🚩 Feedback

The USA sports gambling market was recently legalized, which has allowed various operators to process their licenses. It will be our goal to apply as well, and secure state gaming licenses for sports and poker in the USA. We are also seeking to expand our fantasy sports market, by seeking licenses in more individual states. We currently operate in half of the US states, and would be able to enter the other half with such licenses.

States with legal sports betting

These states have legal, regulated sports betting industries:

- **Arkansas** sports betting
- **Colorado** sports betting
- **Delaware** sports betting
- **Illinois** sports betting
- **Indiana** sports betting
- **Iowa** sports betting
- **Nevada** sports betting
- **New Hampshire** sports betting
- **New Jersey** sports betting
- **New York** sports betting
- **Michigan** sports betting
- **Mississippi** sports betting
- **Montana** sports betting
- **Oregon** sports betting
- **Pennsylvania** sports betting
- **Rhode Island** sports betting
- **West Virginia** sports betting

US Sports betting revenue for the last 2 years

Jurisdiction	Handle	Revenue	Hold	Taxes/Jurisdiction Revenue
Arkansas	$55,814,458	$7,685,795	13.8%	$1,030,406
Colorado	$1,512,658,080	$98,985,741	6.5%	$4,160,446
Delaware	$353,732,254	$54,789,544	15.5%	$36,743,925
Illinois	$2,464,173,049	$173,440,090	7.0%	$27,861,990
Indiana	$2,827,407,000	$226,322,014	8.0%	$21,500,593
Iowa	$1,080,605,372	$79,964,395	7.4%	$5,448,821
Michigan	$607,182,431	$45,068,293	7.4%	$2,123,973
Mississippi	$1,005,604,095	$117,089,891	11.6%	$14,050,787
Montana	$ -	$ -	--	$ -
Nevada	$13,327,449,458	$838,689,000	6.29%	$56,611,508
New Hampshire	$403,701,777	$29,668,509	7.3%	$13,667,301
New Jersey	$13,548,845,123	$920,724,567	6.8%	$118,246,031
New Mexico	$ -	$ -	--	$ -
New York	$ -	$22,122,017	--	$2,212,202
Oregon	$328,054,511	$29,554,089	9.0%	$ -
Pennsylvania	$6,213,461,912	$466,627,623	7.5%	$115,386,711
Rhode Island	$521,315,611	$46,622,281	8.9%	$23,777,363
Tennessee	$523,644,523	$48,944,908	9.3%	$9,743,918
Virginia	$58,896,564	$3,586,077	6.1%	$39,710
Washington DC	$111,577,007	$17,686,713	15.9%	$1,270,496
West Virginia	$776,221,521	$59,552,613	7.7%	$5,955,261
Total	**$45,720,344,746**	**$3,287,124,160**	**7.2%**	**$459,831,442**

SOURCE: https://www.legalsportsreport.com/sports-betting/revenue/

Online Poker in US

Poker will continue to be a platform in our ecosystem, and it will be developed in the ways needed to expand profitability.

● WSOP/888 US is currently the only poker site that shares online poker players between all three legal online poker states (NJ, Nevada & Delaware).
● PokerStars only has players in New Jersey and Pennsylvania.

Curacao

A company in Curacao has been formed as a subsidiary of No Limit Technology Holdings, Inc. will allow us to operate online gaming platforms under local law, in terms of operation and a base. Curacao is a chosen location because online sports betting platforms are not legal in the USA, unless you have a specific gaming license in each specific state. The main goal of this project is to operate sports betting platforms internationally, and in the USA.

Competitors: DraftKings and FanDuel

DraftKings vs. FanDuel: States available

DFS is a legal pastime in the majority of the US, but some states aren't on board yet.

DraftKings and FanDuel **blocks users** from participating in the following states:

- Arizona
- Hawaii
- Idaho
- Louisiana
- Montana
- Nevada
- Washington state

In the states where DraftKings and FanDuel are up and running, there is no question on the legality.

Both operators are also up and running with sports betting in the same states, for the time being, with additional states to follow as legalization issues settle.

Here are the states where both DraftKings and FanDuel are open for sports betting:

- Indiana
- New Jersey
- Pennsylvania
- West Virginia

DraftKings vs. FanDuel: What are the differences?

For those new to DFS, DraftKings and FanDuel might seem like the same thing. However, there are several distinct differences.

Both offer similar game types and have similar roster requirements, but there are **scoring** nuances between the platforms.

For example, DraftKings offers scoring **bonuses** when players in your lineup achieve certain milestones, e.g., a 300+ yard passing game in the NFL or a double-d

FanDuel does not.

While there are differences, the companies are in line with several key metrics. Let's take a look at who offers what in several key categories:

Source : https://www.legalsportsreport.com/sportsbetting-bill-tracker/

Use of Funds

No Limit Technology Holdings Inc., a Nevada company, will operate the existing fantasy sports and poker platforms, as well as contract software providers of at least two additional platforms, starting with sports betting and live casino platforms. Additionally, the company is working on Smart Contract Technology, called the No Limit Betting Protocol. This protocol will offer the efficiency of smart contracts to betting platforms.

No Limit Technology Holdings, Inc. will be the parent company of a subsidiary operating company, which will operate the international side of the business from Curacao. Another Nevada company will operate the United States part of the business, including application licenses and the operation of all platforms. No Limit Technology Holdings, Inc. desires to be an operator in the online sports betting market, which is projecting to reach over $150 Billion. There was an initial REG CF round of $106,900, due to procedural requirements for a new company, it was our limit. We concluded our internal audit which made our company eligible to raise up to $5M per year under reg CF. Further rounds will be needed to reach all targets. This round we will seek $4,900,000..

In these early rounds, we seek money to organize, develop and promote this company on all of the new platforms, and prepare for further funding rounds. Fundraising will be conducted according to SEC regulations, with a future goal of a public stock listing. All stock will be voting stock. The company encourages full shareholder involvement in decisions regarding the direction of the company.

Use of funds will be distributed:

25% Marketing

25% Development

25% Legal

25% Operation

No Limit Fantasy Sports, LLC

No Limit Fantasy Sports will pledge its fantasy platforms, and all of its operations and source code into a new company (No Limit Technology Holdings), via unlimited license and code ownership. This will be done via initial license, and ultimately code ownership, once all payments are made to NLFS. No Limit Technology Holdings, Inc. will deploy a live online casino and sports books, skill games, and various other betting solutions. By pledging the platforms and operations, the shareholders of No Limit Fantasy Sports will receive 35% of the new company (No Limit Technology Holdings, Inc.) The partners of No Limit Fantasy Sports are, in the pursuit of the development of the project, No Limit Fantasy Sports' founding partners. Founders of NLFS have loaned the company over $500,000 that is now on the books of No Limit Fantasy Sports, and is owed to the founders.

Payments to No Limit Fantasy Sports after funding rounds, for DFS source code:

After funding round 1 (completed with TruCrowd in 2021): $25,000 Payment to No Limit Fantasy Sports after having raised $100,000.

Payments totaling $500,000 will be made to No Limit Fantasy Sports, LLC when No Limit Technology Holdings, Inc. reaches the funding target of $5,000,000. Partial payments are acceptable based on money raised and disbursed but cannot exceed more than 10% of what is raised.

Target funding for this round:

Funding Target: $4,900,000

We will continue to seek funding beyond this round to reach competitive levels in our industry group dominated by multi billion dollar companies such as Draft Kings.

CEO package

After round 2 is complete, a CEO competitive compensation package will be voted on by shareholders and be provided to the CEO. Independent of the regular employment package, the CEO will also receive company stock options under the CEO agreement.

Director and Officer Insurance

The company will purchase officer and director insurance related to the operations of the company.

Board of advisors:

Director and Officer Insurance

The company will purchase officer and director insurance related to the operations of the company.

Board of advisors:


Board of advisors
Rafael Groswirt
Director
CEO, Chairman of the Board
Oscar Peralta
Co Founder, advisor
20 year business development veteran. Early Bitcoin and blockchain investor.
Dan Hensley
Advisor
CEO And co-founder of cryptocurrency social media project 3Speak. Adept crypto strategist. Angel investor.
Cameron Shepherd
Advisor
Founder and CEO of Crypto Daily News. Community leader and social media guru. Angel investor.
Haig kelegian
Advisor
40 year veteran of the gaming arena, business development and investor space. Owner of some of the largest card rooms in California.

View the full team here: https://nolimittechnologyinc.com/#Team

Platform portal

www.nolimitgaming.us

Investor information

https://www.nolimitfantasysports.com/...

BETTING PROTOCOL PROVISIONAL PATENT APPLICATION

https://www.dropbox.com/sh/n8ino7w4by...

Fantasy Sports DFS platform

https://www.nolimitfantasysports.com/

Poker site
https://www.nolimitcoinpoker.com/

NoLimitCoin site
https://nolimitcoin.org/

NLC2 Explorer
http://nolimitcoin.info/

NLC wallet
https://www.nolimitcoin.com/

NLC Swap page
www.nlcswap.com

No Limit Technology Holdings, Inc site
https://nolimit.technology/

Wholesale sports book portal
https://book2book.bet/

Platform Providers

Online casino and sportsbook provider:

BetConstruct.com

Even as BetConstruct has been selected, the final selection will be made once money is raised.

Entera Gaming Poker

nolimitcoinpoker.com

International Subsidiary

The Curacao company will operate the platforms under a Curacao gaming license and operate in the countries allowed by this license. It will be the goal to seek as many markets as possible, with proper licensing to operate in international markets.

Gaming statistics and cost of acquisition studies.

https://nolimittechnologyinc.com/Sports_Betting_Market_Analysis.pdf

External Valuation Survey

DISCLAIMER

IT IS IMPORTANT TO READ THIS SURVEY AS A BEST CASE SCENARIO. IT IS NOT A PROJECTION THAT CAN BE GUARANTEED, AND EVEN IF ALL DOES GO ACCORDING TO PLAN AND WE DO RAISE THE NEEDED CAPITAL, REACHING THESE NUMBERS WOULD MEAN ALL WENT PERFECTLY. WE HOPE TO GET THERE AND MORE, BUT INVESTORS MUST UNDERSTAND THAT THESE NUMBERS ARE BASED ON ALL ROUNDS BEING COMPLETED AT THE VALUATIONS WE DESIRE. THESE NUMBERS ARE ALSO BASED ON ACQUISITION COST AND PROFIT PER USER RESULTING EXACTLY AS PROJECTED.

THESE ARE VALUATIONS BASED ON 3RD AND 4TH YEAR PROFITS HITTING THE TARGETS, BASED ON MANY ASSUMPTIONS. THOSE ASSUMPTIONS ARE NOT GUARANTEED BY MANAGEMENT OR THE CEO.

VALUATION DOCUMENT

https://www.dropbox.com/s/4vmh062njq3o4hx/No%20Limit%20Valuation%20Draft%20Est.%20%241.2B%202021-12-02%20NON%20AUDITED%20OR%20VALIDATED%20BY%20ANY%20MAJOR%20FIRM%20OR%20EVEN%20THE%20COMPANY.pdf?dl=0

Conclusion
Legal Notes

Equidam Valuation SL does not represent or endorse the accuracy or reliability of any advice, opinion, statement or any other information displayed or distributed through this report or its website. The estimates and the data contained herein are made using the information provided by the user, publicly available information and data for different industries. Equidam Valuation SL has not audited or attempted to confirm this information for accuracy or completeness.

Under no circumstances the present report is to be used or considered as an offer, solicitation, or recommendation to sell, or a solicitation of any offer to buy any security. Equidam Valuation SL excludes any warranties and responsibilities concerning the results to be obtained from the present report nor their use and shall not be liable for any claims, losses or damages arising from or occasioned by any inaccuracy, error, delay, or omission, or from use of the report or actions taken in reliance on the information contained in it. The use of this report and the information provided herein is subject to Equidam Valuation SL online **Terms of Use** [https://www.equidam.com/term-of-use/ [https://www.equidam.com/term-of-use/]] and **Privacy Policy** [https://www.equidam.com/privacy-policy/ [https://www.equidam.com/privacy-policy/]].

Forecasts summary
Future profitability



Cash forecast



/// Full profit and loss and cash flow forecast at page 14.

No Limit Technology Holdings, Inc
www.nolimitgaming.us

% is of issued shares

Current ownership

Here is an overview of the current shareholders in the company. More information on type of shares, unassigned shares, and in general a detailed cap table can be requested to the company in question.


5.69% Oscar Peralta
5.69% Johnny Chan
6.5% Daniel Hensley
5.69% Haig Kelegian G...
2.44% Cameron Shepherd
6.5% Other founding holders
16.26% 48 investors, 1% or less each
51.23% Rafael Groswirt
NoLimit Technology Holdings Inc

No Limit Technology Holdings, Inc	Cap table	
Authorized	35,000,000.00	
Issued	21,379,990.67	61%
Unsold shares	13,620,009.33	39%

No Limit Technology Holdings, Inc
No Limit Technology Holdings, Inc Valuation Report

Valuation

The pre-money valuation displayed below is the result of the weighted average of different methods. The use of several methods is a best practice in company valuation, as looking at the business from different perspectives results in a more comprehensive and reliable view.
These methods are compliant with IPEV (International Private Equity Valuation) Guidelines and each of them will be explained in more detail in the following pages of the report.
More information on the weights can be found in the Appendix.

Low Bound
$ 774,080,000

Pre-money valuation
$ 1,233,765,796

High Bound
$ 1,693,451,000

5 Valuation Methods


$ 7,259,347
Scorecard
$ 7,043,722
Checklist
$ 2,901,838,803
Venture Capital
$ 1,427,209,555
DCF with LTG
$ 4,949,296,002
DCF with Multiples
Method weights
30%
30%
16%
12%
12%

No Limit Technology Holdings, Inc Valuation Report

Qualitative methods
Scorecard Method: $ 7,259,347

This method was conceived by William H. Payne of Ohio TechAngels group and endorsed by the Ewing Marion Kauffman Foundation. The valuation of the startup depends on how different this is from the assumed average of a set of comparable companies from the same region.

Startups' qualitative traits are divided in 6 criteria, compared with the assumed traits of the average company, and given a score according to whether it over- or under-performs the assumed average company. These scores are multiplied by weights that represent the impact of the criteria on the valuation. The sum of these weighted scores multiplied by the average valuation leads to the company's pre-money valuation.

Normalized scores of the company for each criteria



64.28 %	50.00 %	70.84 %	-50.00 %	75.00 %	100.00 %
Strength of the team	Size of the Opportunity	Strength and protection of the product/service	Competitive Environment	Strategic relationships with partners	Funding required

┼┼┼ Parameters

Average valuation (United States): **$ 4,493,213**

Weights of the criteria

Strength of the team: **30%**	Competitive Environment: **10%**
Size of the Opportunity: **25%**	Strategic relationships with partners: **10%**
Strength and protection of the product/service: **15%**	Funding required: **10%**

/// Please see appendix for data sources, defaults, and breakdown of the traits

The valuation is not a conservative evaluation, but one based on all funding rounds being fully funded and within expected times. There is a risk that these funding rounds are not fully funded, which would affect the valuation estimate. See the "Risk Factors" section in this Form C.

VC Method

Premoney Valuation: $ 2,901,838,803

The VC (Venture Capital) method is one of most common approaches among financial practitioners in the private company market. The startup is given the valuation that will grant investors a predetermined return at the exit.

The potential exit value of the company is computed with an industry-based EBITDA multiple. The valuation is equal to this value discounted by a required ROI (Return On Investment). This depends on the startup's stage of development, higher for early stage riskier companies, lower for more mature ones. It is the minimum rate that will allow investors to have positive returns from portfolios where most companies fail and gains come from a selected few.



	02/2021 - 01/2022	02/2022 - 01/2023	02/2023 - 01/2024	02/2024 - 01/2025
EBITDA	-$ 7,366,543	$ 33,428,513	$ 190,584,699	$ 457,679,724

$ 457,679,724
Last Year EBITDA

×

30.92
EBITDA multiple

$ 14,149,524,526
Last Year Exit value

48.60 %
Annual Required ROI

$ 2,901,838,803
Premoney Valuation

⋔ **Parameters**

No Limit Technology Holdings, Inc Valuation Report

DCF Methods

The DCF (Discounted Cash Flow) methods represent the most renown approach to company valuation, recommended by academics and a daily tool for financial analysts. The valuation is the present value of all the free cash flows to equity the startup is going to generate in the future, discounted by its risk.

These methods weight the projected free cash flow to equity by the probability the startup will survive. Then, the flows are discounted to present by a rate that represents risks related to industry, size, development stage and profitability. Lastly, an illiquidity discount is applied to the sum of the discounted cash flows to compute the valuation.

The value of cash flows beyond the projected ones is represented by the TV (Terminal Value) and the way it is calculated is the difference between the following two methods.

DCF with LTG: $ 1,427,209,555

The DCF with LTG (Long Term Growth) assumes the cash flows beyond the projected ones will grow forever at a constant rate based on the industry and computes the TV accordingly.



Period	Free cash flow to equity
01/2022 - 12/2022	-$ 8,569,915
01/2023 - 12/2023	$ 12,930,845
01/2024 - 12/2024	$ 111,558,417
01/2025 - 12/2025	$ 270,925,027

$ 270,925,028 — Last year FCF to equity

2.50 % — Long term growth

$ 2,155,286,029 — Terminal value

9.82 % — Discount rate

12.98 % — Illiquidity discount

$ 1,427,209,555 — Premoney Valuation

Parameters

Long term growth:	2.50 %
Illiquidity discount:	12.98 %

Discount rate
Risk free rate: **1.82 %**
Beta: **1.60**
Market Risk Premium: **5.00 %**

Survival rates
Year 1: **79.60 %**
Year 2: **68.80 %**
Year 3: **61.30 %**
Year 4: **56.85 %**

/// Please see appendix for data sources and defaults

No Limit Technology Holdings, Inc
www.nolimitgaming.us

Financial Projections
Profit & Loss

The profit & loss projections are displayed below. Data about revenues and operating costs are provided by the company. Depreciation and amortization, interest, and taxes are either provided by the company or estimated by Equidam. Please consult our methodology document for more details.

	01-2021 - 12-2021	01-2022 - 12-2022	01-2023 - 12-2023	01-2024 - 12-2024
Revenues	35,689	8,828,854 >100)	104,880,452 +11X	307,950,254 +2X
Cost of Goods Sold	143,441	16,195,397 >100)	71,451,939 +4X	117,365,555 0%
Salaries	-	-	-	-
Operating Expenses	-	-	-	-
EBITDA	-107,752	-7,366,543 -6700	33,428,513 -	190,584,699 +5X
Ebitda margin	-	-	-	-
D&A	-	37,781	448,811 +11X	1,317,801 +2X
EBIT	-107,752	-7,404,324 -6700	32,979,702 -	189,266,898 +5X
Ebit margin	-	-	-	-
Interest	-	-	685,593	336,719 0%
EBT	-	-7,404,324	32,294,108 -	188,930,179 +5X
Taxes	-	-	6,720,241	51,011,148 +7X
Nominal tax rate	-	-	-	-
Effective tax payable	-	-1,999,167	8,719,409	51,011,148
Deferred tax assets	-	1,999,167	-	-
Net profit	-107,752	-7,404,324 -6700	25,573,866 -	137,919,030 +5X

No Limit Technology Holdings, Inc
www.nolimitgaming.us

Profit & Loss

	01-2025 - 12-2025	
Revenues	778,090,963	+2X
Cost of Goods Sold	320,411,239	+2X
Salaries	-	
Operating Expenses	-	
EBITDA	457,679,724	+2X
Ebitda margin	-	
D&A	3,329,659	+2X
EBIT	454,350,065	+2X
Ebit margin	-	
Interest	-	
EBT	454,350,065	+2X
Taxes	122,674,517	+2X
Nominal tax rate	-	
Effective tax payable	122,674,517	
Deferred tax assets	-	
Net profit	331,675,547	+2X
Net profit margin	-	

All numbers in $

No Limit Technology Holdings, Inc
www.nolimitgaming.us

Cash Flow

The cash flow projections are displayed below. Capital expenditure, debt at the end of the year, and equity fundraising are provided by the company. Account payables, account receivables, inventory and D&A are either provided by the company or estimated by Equidam based on the average percentage of revenues for public companies in the company's industry.

	01/2021 - 12/2021	01/2022 - 12/2022	01/2023 - 12/2023	01/2024 - 12/2024
Net profit	-107,752	-7,404,324 -6700	25,573,866 -	137,919,030 +5X
Change in Working Capital	-	1,203,372	13,091,832	27,678,414
Working capital	-	1,203,372	14,295,205 +11X	41,973,619 +2X
Account Payables	-	592,416	7,037,478	20,663,462
Account Receivables	-	1,620,977	19,256,050	56,539,666
Inventory	-	174,811	2,076,632	6,097,415
D&A	-	37,781	448,811 +11X	1,317,801 +2X
Capital expenditures	-	-	-	-
Change in outstanding debt	-	-	-	-
Debt at the end of the year	-	-	-	-
Free cash flow to equity	-	-8,569,915	12,930,845 -	111,558,417 +8X
Equity fundraising	-	-	-	-
Free cash flow	-	-8,569,915	12,930,845 -	111,558,417 +8X
Beginning of the year cash	-	-	-8,569,915	4,360,929 -
End of the year cash	-	-8,569,915	4,360,929	115,919,346

All numbers in $

No Limit Technology Holdings, Inc Valuation Report

Financial Projections

Cash Flow

	01/2025 - 12/2025	
Net profit	331,675,547	+2X
Change in Working Capital	64,080,178	
Working capital	106,053,798	+2X
Account Payables	52,209,903	
Account Receivables	142,857,500	
Inventory	15,406,201	
D&A	3,329,659	+2X
Capital expenditures	-	
Change in outstanding debt	-	
Debt at the end of the year	-	
Free cash flow to equity	270,925,027	+2X
Equity fundraising	-	
Free cash flow	270,925,027	+2X
Beginning of the year cash	115,919,346	+26X
End of the year cash	386,844,374	

All numbers in $

Appendix
Weights of the methods

The default weight of each method is determined by Equidam based on the stage of development, and they are shown below. They can be manually adjusted by the company.

Default weights of the 5 methods

Stage of development	Checklist Method	Scorecard Method	VC Method	DCF with LTG	DCF with Multiples
Idea stage	38%	38%	16%	4%	4%
Development stage	30%	30%	16%	12%	12%
Startup stage	15%	15%	16%	27%	27%
Expansion stage	6%	6%	16%	36%	36%

No Limit Technology... stage of development: **Expansion stage**

These are determined according to the following principles:

• Qualitative information is more important in early stage companies, where performance uncertainty is extremely high, so qualitative methods are weighted in more

• The investors' view is equally important across all stages, so the weight of the VC method does not change

• Quantitative information is more reliable in later stages, when a company already has a proven financial track record. Therefore, it is possible to use the DCF methods more extensively as projected results get founded in past performance

Reg CF Fundraising

The Nevada company will raise money via a Crowdfund campaign
Next steps

   a. Sell a maximum of 7,000,000 Shares at .70 per share to total a maximum of
      $4,900,000

Financial Rounds and use of funds

Round 2:

25% Marketing

25% Development

25% Legal

25% Operation

Financial Projections

Revenue Projections

Player acquisition cost: $150 per player

Profitability per player : $30 per month

Year	Revenue	Expenses	Net
2022	$8,828,854	$16,195,397	-$7,366,543
2023	$104,880,452	$71,451,939	$33,428,512
2024	$307,950,254	$117,365,555	$190,584,698
2025	$778,090,963	$320,411,239	$463,679,724

Projection

Profit margins per platform

1. Fantasy Sports   5-10 %   avg 8%
2. Sports betting   3-10 %   avg 7%
3. Live casino   .5%   avg .5%
4. Poker   1-3 %   avg 2%

Player Acquisition Costs

Player acquisition costs vary from platform to platform and can range from as low as $5, to as high as $150. Efforts are being made (through groups) to bring large player groups, which would significantly lower the acquisition cost.

USA Sports Betting Licenses

The first US sports betting licenses will cost at least $150,000 per state, which means we will need at least 2 rounds of funding to complete the first license. Even if a license is achieved, a deal with a land based casino as a partner is required. Future licenses can cost as high as $10,000,000 and require the completion of further funding rounds to reach more US states. There is no guarantee licenses will be secured.

Other International Gaming Licenses

There are other jurisdictions that would be beneficial for the company to establish licenses, such as Malta, UK and others.

We are now able to operate DFS in 25 states, and require state licensing for DFS in the rest of the states.

Source : https://www.legalsportsreport.com/daily-fantasy-sports-blocked-allowed-states/

How do shareholders make money, and when do they get paid?
It is expected that profitability will take at least 2 years, and growth requirements make it difficult to determine when profits will start to be distributed to shareholders. Multiple exit strategy scenarios could provide shareholders with an exit, including profitability and dividends, potential acquisition by another company, or the listing of our company in US public markets, such as NASDAQ.

US States Where Online Poker Is Legal:

New Jersey, Nevada, Pennsylvania, and Delaware.

New Jersey Sports License Forms

https://www.nj.gov/oag/ge/forms.html

Colorado Sports License Forms
https://www.colorado.gov/pacific/enforcement/licensed-sports-books-and-operators

Colorado Sports Gambling Laws
Here is a link to the constitutional amendment for Colorado that legalized sports gambling:

https://www.colorado.gov/pacific/sites/default/files/Act%20Book%202020%20SB%20Update%20DR%209100.pdf

The first 2 states we will apply to are Colorado and Tennessee.

No Limit Technology Holdings, Inc
www.nolimitgaming.us

No Limit Technology Roadmap



NOLIMIT TECHNOLOGY ROADMAP
BSC MIGRATION
- Launch NLC BEP-20 Binance Smart Chain
- BEP-20 & BSC Swap starts end of March
Q1 2021
PANCAKESWAP
Launch trading on PancakeSwap
CROWDFUND
Crowdfund round 1
Q2 2021
STAKING REWARDS
- Staking rewards on BSC
- 20% staking for the first year
PLATFORMS
Relaunch fantasy sports and poker platforms
Q3 2021
DEV TEAM
Form development team for sports betting protocol
Q4 2021
LICENSES
- Establish Curaao gaming license
NFL SEASON
NFL 2021 season starts
CROWDFUND
Crowdfund round 2
Q1 2022
SPORTSBOOK
- International sports book & live casino deployed
CASINO
MARKETING
- Launch marketing via ad agency
- List NLC BEP-20 in more exchanges
BETTING PROTOCOL
- Sports betting protocol and Polkadot integration
- Wholesale exchange beta deployment
SPORTSBOOK
- Applications in colordo and other state
Q2 2022
- Apply for US sports betting licenses
MALTA LICENSE
- Establish Malta gaming license
- Increase marketing
CROWDFUND
- Crowdfund round 3 or acquisition by SPAC
- Apply for additional sports and DFS licenses across the USA
Q3 2022
Sports book deployment first US certified states
Q4 2022
Nasdaq
Prepare company for list on Nasdaq Via spac or directly

No Limit Technology Holdings, Inc
www.nolimitgaming.us

No Limit Betting Protocol Trailer Video


NO★LIMIT
BETTING PROTOCOL

https://youtu.be/I81XI_yjFfE



Binance Smart Chain Migration

Recent months have seen a spike in fees on Ethereum's ERC-20 protocol. This has made it very expensive to do swaps on Uniswap, and to farm Uniswap LP (Liquidity Provider) tokens. At the same time, Binance has successfully deployed their own smart chain (Binance Smart Chain), which is fully compatible with Ethereum's Solidity programming language. BSC aims to resolve the high fee issues on Ethereum, which it does. For this reason, we have chosen to move to BSC instead of the ERC-20 protocol for now. Ethereum 2.0 will likely fix the fee issues currently present on their network, and when that happens, we will also deploy on Ethereum and list NLC on Uniswap.



No Limit Technology Holdings, Inc
www.nolimitgaming.us

NoLimitCoin Betting Protocol


NoLimitCoin - ERC-20 & DOT Betting Protocol
NoLimitCoin
NoLimitCoin.com
Web Wallet ERC-20 Swap
NLC ERC-20
Ethereum Ecosystem
UNISWAP
DEX'S
MORE EXCHANGES
ERC-20 WALLETS
UNISWAP
DEFI NLC FUNDS
Polkadot
NLC DOT PARACHAIN
PLATFORM BETS & GAMES
NOLIMIT
ERC-20 DEFI
BETS
STAKING
Polkadot.
Ecosystem
Moonbeam
Multi-Chain
KUSAMA
Chainlink
DotSwap
DotDex
DotEco
TRON
Staking Rewards
20% 15% 10% 5% 0%
Year 1 Year 2 Year 3 Year 4 Year 5
NO LIMIT
BETTING PROTOCOL
Fees
Bettor A
Bettor B
Locked Tokens in Bet
Fees to Game Publisher
Fees to DEFI Funder

No Limit Technology Holdings, Inc

www.nolimitgaming.us


WHOLESALE BETTING EXCHANGE - ERC20
Chainlink
BETTING PROTOCOL
Fees
Bettor A
Bettor B
Locked Tokens in Bet
Fees to Game Publisher
Fees to DEFI Funder
NOLIMIT
SPORTSBOOKS
CASINO
ONLINE CASINOS
BETTING EXCHANGE MARKET SET BY MEMBERS
ethereum
tether
BETTING EXCHANGE OFFERS SPORTS BETS IN ANY ERC20 TOKEN.
FEES FROM 0.5% DOWN TO 0.05% PAID IN NOLIMITCOIN

Online Gaming Markets

The online gaming and sports betting industries have achieved substantial recognition in the last few years. The rising attention levels have further enabled exponential growth in the online gaming markets. Furthermore, global conditions such as the COVID-19 pandemic have escalated the growth of the online gambling markets.

Sports betting continues to witness exponential growth, with billions of dollars invested in the space. The sports betting market is currently worth $100 billion. For a long time, the market has continued to be dominated by DraftKings, a prominent player in the sports betting industry with a market cap of $18 billion. Moreover, the industry has achieved considerable growth since countries began to legalize the activity and market of sports betting. In some countries, there are also various legal online betting platforms, which will supplement the sports betting market's growth in the near future.

Similar to DraftKings, which currently dominates 4 states, NLC is focused on building an ecosystem that will operate across the globe by applying for licenses in various countries.



The online gambling market's size has considerably evolved in the last five years. Research suggests that the online gaming market has increased from $4.2 billion in 2016, to more than $300 billion in 2018, in the United States alone. These figures are expected to grow at an exponential rate in the upcoming years.

As per market statistics, the online gaming market was valued at $151 billion in 2019, and is expected to grow at a CAGR of 9.17% over the forecast period of 2020-2025. Another report states that the online gambling market is expected to nearly double by 2023. As per this analysis, the online gambling market's size will reach nearly $100 billion by 2023. Moreover, some studies also show much more substantial growth in the next five years. As per a market report, the online gaming market is expected to grow at a CAGR of 16.5% from the duration of 2020 to 2026.

This has led to the development of online casinos offering multiple games to players and gamblers. However, traditional online casinos are highly centralized and controlled by intermediaries. As the online gaming platforms are centralized, they charge high fees to the players. Moreover, there is a lack of transparency, as well as trust, between a player and the gaming platform. This leads to the development of unfair practices, lack of proper tools to vet gaming results, multiple intermediaries taking a cut from player's money, and therefore an undesirable experience in the gaming ecosystem.

We plan to revolutionize the online gaming experience by leveraging advanced tools of blockchain technology, to enable an optimal experience for the multiple stakeholders of the gaming ecosystem. With this purview, we have introduced the NLC Betting Protocol, an innovative system that provides an optimal experience for multiple stakeholders, using a network of smart contracts.

No Limit Technology Holdings, Inc
www.nolimitgaming.us

NLC Betting Protocol (Patent Pending)


NO★LIMIT
BETTING PROTOCOL
Fees
Bettor A
Bettor B
Locked Tokens
in Bet
Fees to
Game Publisher
Fees to
DEFI Funder

The NLC Betting Protocol aims to revolutionize the gaming and gambling ecosystems by providing the best experience to gamers, developers, and users of the NLC network. It leverages the best features of multiple blockchains, including Ethereum and Polkadot, to enable access to a fair, trustless, transparent, and innovative experience.

The protocol intends to remove intermediaries and centralized organizations, to facilitate a direct arrangement between multiple stakeholders of the online gambling network. Moreover, the protocol brings efficiency to the ecosystem by lowering the fees and enabling near-instant transactions.

NLC Betting Protocol leverages a smart contract mechanism to bind the stakeholders in a five-way contract. The funds of an individual bet are locked inside a trustless smart contract network, such that the smart contract code automates the process of distribution to stakeholders in a fair and transparent manner.

No Limit Technology Holdings, Inc

www.nolimitgaming.us

Full betting protocol whitepaper link:

https://www.dropbox.com/s/atbcur6880elos5/NLCBettingProtocol%20whitepaper.pdf?dl=0

Provisional Patent application:

Inventor

Rafael Groswirt

Los Angeles, CA

3/16/2021

Atth: USPTO

Provisional patent application

Invention name:

Sports Betting Smart Cryptocurrency Protocol

Inventor: Rafael Groswirt

Assignee: No Limit Technology Holdings, Inc.

Original art claim:

1. The method of determining the correct odds and rate when fiat currency contests and crypto currency contests are combined. This includes price discovery and the use of multiple currencies including crypto currencies to achieve the desired transaction between two parties wishing to place a sports bet with each other with the introduction of a flexible line and odds known as an exchange. The original art claimed by the inventor is based on the method of using a trustless smart contract combined with real world

1407 foothill Blvd #305

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No Limit Technology Holdings, Inc

www.nolimitgaming.us

The No Limit Betting Protocol- A provisional patent application has been filed for the betting protocol:



uspto UNITED STATES PATENT AND TRADEMARK OFFICE

P.O. Box 1450
Alexandria, VA 22313 - 1450
www.uspto.gov

ELECTRONIC PAYMENT RECEIPT

APPLICATION #	RECEIPT DATE / TIME	ATTORNEY DOCKET #
63/200,587	03/16/2021 03:48:19 PM ET	-

Title of Invention

Sports Betting Smart Cryptocurrency Protocol

Application Information

APPLICATION TYPE	Utility - Provisional Application under 35 USC 111(b)	PATENT #	-
CONFIRMATION #	1649	FILED BY	Rafael Groswirt
PATENT CENTER #	60161104	AUTHORIZED BY	-
CUSTOMER #	–	FILING DATE	-
CORRESPONDENCE ADDRESS	Rafael Groswirt 1407 Foothill Blvd 305 La Verne, CA 91750 US	FIRST NAMED INVENTOR	Rafael Groswirt

Payment Information

PAYMENT METHOD	PAYMENT TRANSACTION ID	PAYMENT AUTHORIZED BY
CARD / 1457	E20213FF50542048	Rafael Groswirt

FEE CODE	DESCRIPTION	ITEM PRICE($)	QUANTITY	ITEM TOTAL($)
2005	PROVISIONAL APPLICATION FILING FEE	150.00	1	150.00
			TOTAL AMOUNT:	$150.00

This Acknowledgement Receipt evidences receipt on the noted date by the USPTO of the indicated documents, characterized by the applicant, and including page counts, where applicable. It serves as evidence of receipt similar to a Post Card, as described in MPEP 503.

New Applications Under 35 U.S.C. 111

If a new application is being filed and the application includes the necessary components for filing date (see 37 CFR 1.53(b)-(d) and MPEP 506), a Filing Receipt (37 CFR 1.54) will be issued in due course and the date shown on this Acknowledgement

NLC In Polkadot Ecosystem

The NLC migration will allow stakeholders to retrieve the best features from the Ethereum and Polkadot blockchain networks. The migration will enable the existing chain to bridge with the ERC ecosystem, along with a bridge to the Polkadot ecosystem, to perform the advanced smart contract operations of the betting protocol. Tokens will enter and exit the DOT parachains, and move back to the ERC wallets seamlessly. The bridges will also facilitate interaction with multiple swap platforms in the DeFi ecosystem. With Polkadot, the pace of innovation for the NLC Betting smart contract protocol can be significantly accelerated.

The NLC Betting Protocol is the heart of an ecosystem that will interact with the Polkadot network. The Polkadot network enables the development of the NLC Betting Protocol's smart contracts, which will reside on Polkadot's substrate network. This will further allow us to perform multiple on-chain activities using the network of parachains of the Polkadot ecosystem. Moreover, with the Polkadot ecosystem, the on-chain activities will be much more viable, incur low transaction fees, and won't be susceptible to the bottlenecks of Ethereum.

1. **The current NLC2 coin and chain will continue to operate through 2021. During the two-way wrapper period, the original coin will be transferable to the ERC-20 chain and back using NLCSwap.com.**

2. **During the two-way conversion period, a portal will mint one NLC ERC-20 token when an NLC2 coin is received, and inversely one NLC2 coin when one NLC ERC-20 token is returned. This process uses smart contracts similar to Wrapped Bitcoin.**

Wrapped Bitcoin

To leverage the benefits of Bitcoin in decentralized finance and other applications, a concept of Wrapped Bitcoin is introduced. Wrapped Bitcoin (WBTC) refers to tokenized Bitcoin on the Ethereum blockchain. Each WBTC is backed by an actual Bitcoin (BTC) with its smart contract designed such that the value of one WBTC equals one BTC.

No Limit Technology Holdings, Inc
www.nolimitgaming.us


WBTC
DO MORE WITH YOUR BITCOIN
Wrapped Bitcoin delivers the power of Bitcoin with the flexibility of an ERC20 token
WBTC is the first ERC20 token backed 1:1 with Bitcoin. Transparent, 100% verifiable, open and community led.

Wrapped Bitcoin provides the opportunity to leverage the best out of two protocols, i.e. Bitcoin's price value and Ethereum's programmability. This further allows an individual to leverage their Bitcoins for different applications of decentralized finance or DeFi. WBTC is an ERC-20 token that can be easily integrated into Ethereum's dApps, DeFi protocols, and smart contracts. Moreover, WBTC provides the liquidity of Bitcoin into DeFi protocols, and thus creates an opportunity to provide Bitcoin's liquidity as collateral for borrowing assets.

Wrapped Bitcoin Website
https://wbtc.network/

Although launched in January 2019, Wrapped Bitcoin witnessed an exponential growth in the second and third quarters of 2020. In October 2020, the Bitcoin locked on the Ethereum blockchain reached $1 billion. In November 2020, it had more than $2.1 billion in locked Bitcoin, ready to explore the DeFi protocols built on the Ethereum blockchain network.

https://coinmarketcap.com/currencies/wrapped-bitcoin/

The NLC Betting Protocol smart contract uses the smart contracts of Wrapped Bitcoin to leverage the advantages of the ERC-20 ecosystem. A user receives one NLC ERC-20 token in exchange for one NLC2 token. Each NLC ERC-20 token is backed by an equivalent amount of NLC2 token through the mechanism of smart contracts. The automated contracts ensure that the value of one NLC ERC-20 token is pegged to an NLC2 token. The NoLimitCoin protocol leverages Wrapped Bitcoin smart contracts, so as to ensure a resilient process of tokenizing the NLC2 coin on the Ethereum blockchain. The ERC-20 ecosystem will also open up new methods for the NLC coin to interact with other applications, smart contracts, and protocols of the Ethereum blockchain network.

https://github.com/WrappedBTC/bitcoin-token-smart-contracts

3. **NLCSwap.com and the NoLimitCoin Web Wallet will serve as the central portal for the coin conversion process. It will manage the conversions, token minting, and burning that will maintain continual circulation over the multiple-chain scenario (NLC2 and Wrapped NLC token).**

4. **By creating an NLC ERC-20 token, users gain immediate access to the existing ERC-20 ecosystem. NLCSwap.com will serve as the central point of exchange between the token and the NLC platform. In 2022, the two-way process will be discontinued and all remaining NLC2 coins will move to the ERC-20 token. By creating the wrapper, we can incrementalize the move over a one-year period to allow for a seamless transition.**

5. **The ERC-20 ecosystem will enable interoperability with marquee wallets such as UniSwap, Ledger, Tezos, Metamask, and others. NLC will become more widely accessible through both decentralized (DEX) and centralized exchanges, as well as ERC-20 gaming decentralized applications (dApps).**



DeFi Industry

The DeFi industry has exploded with new applications and protocols serving different use-cases. The DeFi space has grown from $1 billion in February 2020, to more than $13 billion in November 2020. One of the emerging applications of DeFi is decentralized exchanges (DEXs). Decentralized exchanges facilitate the trading of cryptocurrency assets without any central entity or intermediary organization. These platforms are built on blockchain networks and operated through smart contracts.

Uniswap Decentralized Exchange

The popularity of decentralized exchange networks has subsequently raised the aggregated trading volume on these platforms. The aggregated trading volume on DEXs grew from $5 billion in July 2020 to more than $25 billion in September 2020. The trading volumes on decentralized exchanges grew by more than 1,132% in the second and third quarters of 2020. Some of the advantages offered by DEX platforms include easy accessibility, yield farming opportunities, transparent operations, and lower fees.



Uniswap is a leading decentralized exchange, accessed for trading cryptocurrency assets. The trading volume on Uniswap grew from $1 million per day in June 2020 to nearly $1 billion per day in September 2020. It accounts for more than 50% of the aggregated trading volume performed on DEXs. Uniswap accounted for more than 65% of the total trading volume on DEXs in September 2020. Moreover, Uniswap's trading volume surpassed one of the most prominent cryptocurrency exchanges in September 2020.

6. **Access to more exchanges, starting with UniSwap, will make NLC a widely accessible coin.**

7. **Creating an ERC-20 bridge to the Polkadot (DOT) parachain will enable access to the Polkadot network and parachains, including the DOT smart contract operations, while off the ERC-20 chain. The DOT parachain will be used as an ERC-20 sidechain to execute complex smart contracts, and perform many on-chain acts. For example, burning coins when fees are collected can be difficult to do on an ERC-20 chain if they are less than one U.S. cent. The DOT parachain enables sidechains to allow for minute, but essential tasks in perpetuity.**

Polkadot is an open-source interoperability relay system between independent chains. It allows siloed chains that operate on their own, to access larger, more widely-used, or more secure chains and services like data oracles from Chainlink, NXM smart contract insurance contracts, EOS, Tron, and others, through existing and newly-created Polkadot bridges called 'parachains.' This process is similar to having NLC wrapped in DOT. Going forward, NLC will have the capability to be traded on all DEXs, beyond just NLCSwap.com.



What is Polkadot?

Polkadot is an open-source blockchain project that enables separate blockchains to become interconnected by Polkadot's application-specific sub-chains called "parachains." The Polkadot project was founded by the Web3 Foundation, a Swiss Foundation that facilitates and supports building blocks for a user-friendly decentralized web. Polkadot's network and market value is supported by its native "DOT" token which has three primary objectives: network governance, token staking, and bonding.

Polkadot looks to build a decentralized web that empowers users. The network is built to connect private and consortium chains, public, and permissionless networks, oracles, and other applications yet to be built. Polkadot's decentralized platform aims to provide an interview that allows independent blockchains to trustlessly exchange information and transactions over Polkadot's relay chain.



The Web3 Foundation partners with other entities to help build Polkadot and develop other Polkadot-based applications. The Web3 Foundation also provides grants for the development of Polkadot, as well as fosters synergies between different entities and interested developer groups.

How Does Polkadot Work?

- **Scale:** Polkadot is a sharded multichain network, which allows it to process many transactions across several chains simultaneously. This parallel transactional processing enables scalability. Sharded chains on the Polkadot network are called "parachains" because they operate on the network in parallel to each other.
- **Specialization:** Each blockchain on Polkadot can craft a specific design optimized for a specific use case. Through building on the Substrate development framework, developer teams can create and customize their novel blockchain faster and more effectively.
- **Interoperability:** Networks and applications on Polkadot can exchange information, transactions, and services similar to apps on a smartphone. Polkadot provides interoperability and cross-chain communication, allowing users to send and receive information between chains.
- **Governance:** Users and communities on Polkadot can customize their blockchain's governance to their needs and, of course, vote on issues that relate to the blockchain's rules and protocols. These models can be upgraded as the network evolves and the platform's ecosystem changes over time.
- **Upgrade:** Polkadot enables forkless upgrades, allowing blockchains to evolve and adapt as new technologies or applications become available.

8. **Use DOT as a sidechain to ERC-20.**

The Polkadot protocol allows interoperability between its network and other blockchain networks. The NLC protocol plans to leverage this interoperability factor, to capitalize on the best features from the ERC-20 and DOT networks.

DOT chain will be used as a side chain for performing the operations within smart contracts. Moreover, this enables the processing of smart contract operations, without being subjected to the congestion and/or high transaction fees of the Ethereum blockchain. Tokens will only be moved back and forth once a user exits the game. Furthermore, the NLC landscape also allows users to seamlessly engage with tokens, without the need to manually conduct any operation.

The user can seamlessly connect and integrate their wallets with the DOT ecosystem without any hassle. All transactional operations will be conducted on the Polkadot network without any major transactional fees. At the same time, a user will receive their ERC-20 tokens in their wallet when a game is exited.

9. **The PolkaDot ecosystem will act as a bridge into larger chains for specific uses, such as ChainLink for real world data; NXM to establish smart contract insurance for big bets, and other chains to extend into their DEXs. The NLC protocol will begin on the Moonbeam parachain, which will run on DOT. Moonbeam is a layer-development language on its own parachain. Additionally, the DOT sister-chain 'Kusama' is used to test mainnet solutions before they move to DOT.**

Moonbeam



NoLimitCoin leverages Moonbeam, a part of the Polkadot ecosystem, to provide developers with accessibility to the blockchain tools (such as smart contracts). It is a smart contract platform that provides alternatives to developers, so they can engage with familiar Ethereum development tools.

The Polkadot network uses the Substrate framework to build decentralized applications and smart contracts on its platform. However, the framework is a bit complex when it comes to defining rules for tokenomics of a protocol, governance, and incentive for nodes of the blockchain network. Moonbeam enables developers to build decentralized applications and smart contracts on the Polkadot ecosystem, by using familiar Ethereum development tools.

The mechanism enables a seamless and effective way to migrate the existing decentralized applications of Ethereum to the Polkadot ecosystem. Moreover, new decentralized applications can also be built using the development tools of the Ethereum blockchain. With Moonbeam, it becomes easier to engage in cross-chain interoperability to access applications of different blockchain networks.

NoLimitCoin can access the Moonbeam ecosystem to facilitate cross-chain interoperability between Ethereum and Polkadot networks. Moreover, Moonbeam enables access to users, assets, and the low transaction fees of the Polkadot ecosystem. These low fees enable decentralized applications like ours to become much more scalable. It will also allow NoLimitCoin to access Ethereum ecosystems, such as Metamask and Truffle.

NLC will start on the Parathread and eventually move to its own Parachain.

https://moonbeam.network/

ChainLink



Smart contracts are embedded codes that enable automated execution when certain conditions are met. For smart contracts to function in an automated manner, they require oracles to supply data in order for them to execute events. With the growing popularity of DeFi protocols, the need for off-chain data that supplies the required information to smart contracts became even more evident. ChainLink aims to incentivize data providers (oracles) to supply external information to smart contracts running on blockchain networks.

ChainLink acts as a bridge between data sources and smart contract networks, to further enable a smart contract to execute based on a reliable source of information. Every oracle within the Chainlink network is incentivized to provide accurate data, since a reputation score is assigned to each. Moreover, the network is incentivized through its native token, which is awarded to the nodes in exchange for supplying reliable information to smart contracts.

The Polkadot ecosystem has integrated ChainLink into its development infrastructure, to grant developers access to decentralized oracles. It has integrated with Substrate-based parachains to bring the network of oracles to the Polkadot network. This enables Polkadot developers to access ChainLink oracles for input and output events for their smart contracts. Decentralized oracles of ChainLink can run securely and reliably on the Polkadot network without the need to deploy any external oracles. This further eliminates the concerns of time-delays, unreliable data, the security of information, and additional expenses.

A ChainLink parachain would let Polkadot's parachains and dApps access virtually any external, real-world resource. This integration of ChainLink and Polkadot opens up a multitude of possibilities and use-cases for NoLimitCoin. This will allow NLC smart contracts to access the ChainLink protocol and utilize its oracle network. Polkadot will allow NLC to connect and interact with ChainLink's oracle technology, allowing NLC to access previously off-chain data on Link's network, particularly results of games, matches, or other events currently available for betting on NLC's platform.

By accessing the ChainLink mechanism, NoLimitCoin will have the ability to offer additional security and transparency guarantees to its users. This will provide NLC access to a secure, transparent, and fully automated oracle solution that supplies consistently accurate updates. Moreover, through ChainLink, NLC can apply the proven solutions of ChainLink oracles to its own ecosystem. The integration of ChainLink and Polkadot allows NLC to use all types of off-chain data, and systems, to trigger contract execution.

https://chain.link/

Kusama Network



The Kusama Network, Polkadot's canary network, allows developers to detect vulnerabilities and weaknesses in how an application performs on the Polkadot ecosystem. It is an advanced testnet for developers to experiment with new features, and test them, before deploying on the Polkadot network.

The Kusama network provides developers with different tools for them to build an application, try DOT bridges, blockchain explorers, and others. The network maintainers of Kusama network help developers and new users engage with its ecosystem. It basically serves as R & D for a blockchain application before its actual deployment on the Polkadot platform.

The NLC platform plans to access the Kusama network tool as a part of the Polkadot ecosystem, to enable resilience in its application infrastructure. Moreover, this will help NoLimitCoin to explore vulnerabilities and weaknesses in its infrastructure before its actual deployment on the Polkadot network. It serves as a proving ground before NLC plans to deploy its parachain on the Polkadot network. It will also enable a real environment for NLC to test Polkadot's governance, staking, nomination, and validation functionalities.

https://kusama.network/

Nexus Mutual



Nexus Mutual is a crypto-based product designed to protect users against smart code vulnerabilities. It uses the power of Ethereum to protect users against bugs or attacks in smart contracts. It offers investors the ability to cover against activities in the cryptocurrency ecosystem.

The coverage is done through its native token, NXM. Additionally, Nexus employs a mechanism to keep the price of the token balanced, so as not to create problems with the guarantee. Smart contract coverage decreases risk, by providing security against events like the DAO hack, or Parity multi-sig wallet issues. Since it is a decentralized network, claims payments are enforced by token driven economic incentives, rather than placing trust in an insurance company.

NLC uses Nexus Mutual to enable insurance coverage for big bets. It protects users against any potential vulnerabilities that could be exploited by hackers in a smart contract's code. NXM, the native token of Nexus Mutual, can be leveraged by NLC as smart contract insurance for sizable bets or large exchanges on a token swap. It does this by providing users of smart contracts with cover against smart contract failure in a decentralized fashion.

https://nexusmutual.io/

DOT Bridges

Blockchain bridges are technologically driven, diverse chains that can communicate with each other. The Polkadot ecosystem enables two types of bridges that can adapt and support external blockchains as well as smart contracts.

DOT bridges facilitate cross-chain interoperability between different blockchain networks, including Tron and EOS. These bridges also facilitate cross-chain interoperability, and interactions between different decentralized applications and smart contracts. These networks can communicate and integrate into the Polkadot ecosystem.

DOT bridges allow parachains and parathreads to connect and communicate with external networks like Bitcoin. Bridges expand the interoperability of the network. Taking advantage of the DOT bridges, NLC can have access to other blockchain ecosystems. This also enables NLC to leverage other decentralized exchange platforms apart from Uniswap, and gain wider access to the customer base of DeFi. DOT bridges will also allow tokens to be swapped from one blockchain protocol into another in a seamless manner.

As the DOT network matures, they will have their own DEXs and Swaps. NLC will integrate with these DEXs, in addition to UniSwap.

10. Casinos or any gaming platforms.



Initially, the platform will operate independently, but after a period of time, the token can be offered to outside betting game publishers through the use of a decentralized autonomous organization (DAO) on the NLC2 chain, to be reviewed and approved for use.

The NLC2 gaming platform offers three options:
- Staking
- Investing in a DeFi fund through Rake Farming
- Betting on the platform

Staking

The current staking percentage in NLC2 is 4%. While migrating to the ERC-20 token, the current nodes holding the coins will not be required to perform staking operations anymore. By terminating the staking operation, we essentially want to eliminate the inflation rate to zero. Eliminating the inflation will benefit the chain in long-term value.

In exchange for the 4% that was paid to nodes for staking in the NLC2 chain, we will compensate the stakeholders by paying them in the following manner. In the first year, the stakeholders will receive 20%, in the second year 15%, in the third year 10%, and so on and so forth. In a duration of five years, this will be subset to zero.

11. Staking Rewards



By ending staking after 5 years, we reach the full deflationary moment where no more coin is created via staking. Furthermore, anywhere from .05% to 1% of fees will be burned through the use of APIs. The exact amount of fees burned will be determined by governance (community vote), and also by the total amount of daily bets on our network. Staking will be supported via MetaMask's web wallet, Ledger's and Trezor's hardware wallets, or any other ERC-20 wallet.

Staking and Fees of burn from bookies cut



By the end of 2025, as the staking rewards will reach zero, there will be a substantial rise in the fees burnt. The 1% burn will accumulate in value with each passing year. As the circulation of the token is reduced, there will be an equivalent rise in its value. As the distribution reduces, the price of NLC token should subsequently rise.

DeFi Funding through Rake Farming

Sports bets will be limited to the amount on deposit with the sports platform providers. Because a no-risk model is used, the company is limited by the amount of capital available to take bets. In turn, investors will be offered the opportunity to self-fund liquidity via Rake Farming (RF). The terms of RF offered are flexible.

Through the smart contract betting protocol, a decentralized autonomous organization will be managed which offers benefits in a five-way contract. One group of stakeholders that can leverage the benefits of the smart contract, is publishers seeking liquidity for funding of their games.

For example, No Limit Fantasy Sports offered 50% of fees at the start to gain immediate access to funding. Therefore, a profit of 3% on a bet would be equally split, leaving 1.5% for the DeFi fund. Offers from game publishers will be reviewed for approval by a DAO of each fund. If approved, the capital raised is made available for betting and is considered risk-free, as a balanced betting book will be maintained with a guaranteed percentage model for the order flow. It is possible to make over 7% gross on sports betting. After sufficient actions on both sides are taken, the company can move to such a model to earn more on the bets in the longer-term.

Betting

When the coin is purchased to make a bet, the bet will land in a smart contract and the money is then released when the winner is declared. The NLC Betting Protocol ensures that coins are released to all stakeholders of the smart contract, as appropriate. Each time the betting API is used, up to 1% of the fees are burned directly on the parachain.

12. **The NLC Betting Protocol. This is the heart of our project and is designed to bring a trustless model to betting, where publishers with betting games can come and use the NLC token. They can even access our DeFi funds if they qualify for it, or if they are approved by the fund's DAO.**



Once a bet is made, the NLC Betting Protocol smart contract locks the funds in a five-way contract. The five stakeholders/ participants of the smart contract protocol are as follows:

A. Bettor A
B. Bettor B
C. Fees or rewards to NLC holders
D. Fees to sports book operator

E. Fees to DeFi funder

The funds are locked in the smart contract.

The operations of the NLC smart betting protocol, which integrates each of the stakeholders and rewards them, are as follows.

(a) Bettor A is on one side of the bet.
(b) Bettor B is on the other side of the bet.
(c) Through the smart contract, the fees are paid back to the holders in the form of a burn, ranging from .05% to 1%. While the fee doesn't get sent directly to the holders, the value is returned to them indirectly by reducing the NLC token supply.
(d) The smart contract caters to the publishers that are willing to publish their game but lack a funding mechanism. The fund is operated through a decentralized autonomous organization to ensure transparency and trust in the funding mechanism.
(e) Fees to the game publisher. If 1% of fees got burned, the remaining 99% would come back to the publisher through the smart contracts network.

13. **Funds will be offered for different platforms to investors, and will be aggregated or granularized for investors, to the point that an investor may only want to participate in a specific betting contest or casino table.**



The DeFi funds will offer simple selections to investors, who will have the ability to direct the funds to different potential rake-producing games.

> **14. In 2022, we will end the 2-way swap from ERC-20 to NLC2. So holders will have 1 year to move their NLC coin to the ERC-20 token and even be able to trade back and forth.**

Creating a WNLC or Wrapped NLC2 will enable immediate access to the ERC-20 ecosystem and eliminate the risk of losing accessibility and liquidity on exchanges. This transition will also allow users to store NLC on hardware wallets and the process can be implemented gradually. Phase 1 would keep both chains and as the token becomes more viable, parachains working and gas under control, then we can discontinue the old chain and continue growth. However, we will not discard the original chain just yet, as the modus operandi is cross-chain interoperability. Our contention is to preserve the original chain as a backup and part of the system, and by creating a wrapped NLC, we can then access all blockchain ecosystems -- first ERC-20, then Moonbeam/Polkadot, and more.

Implementation of Smart Contract Betting Protocol

The multi-way smart contract betting protocol is set to be deployed in strategic phases. In the first phase, a prominent centralized platform (BetConstruct.com) will implement a traditional sports betting platform. However, in the first phase, the smart contract will not be leveraged.

In the second phase, a matching system with decentralized protocols and smart contracts will be developed. In this phase, the smart contract betting protocol will generate fees from the bets placed, and will distribute them to their respective stakeholders.

Role of Bookmakers in NLC Ecosystem

The NLC ecosystem also plans to integrate 'bookmakers' along with publishers and developers in the sports betting landscape. The decentralized autonomous organization will vet potential bookmakers, and vote to determine if they may enter the NLC ecosystem. Unknown publishers may need to offer an additional percentage of fees to leverage the NLC landscape for sports betting activities. Subsequently, a bookmaker needs to deposit an equivalent amount of his proposed betting limits. This can be done via direct deposits or from DeFi funds in exchange of fees.

For bookmakers looking to secure funding from the NLC ecosystem, they may access it via the DeFi funds. The bookmaker or developer needs to put in a proposition to the DAO, which will then result in voting. Also, the bookmaker will be able to accept bets in exchange for a percentage of fees. The decentralized protocol allows a bookmaker to directly access the NLC sports betting ecosystem without any intermediaries.

The gaming operator or bookmaker can take advantage of any of the four options offered on the NLC ecosystem.

1. A betting pool that offers a guaranteed 4% from any order flow without any risks to the principal amount.
2. An option of a traditional order book, balancing one action with another order book. Whilst this option carries a certain amount of risks in case of a large bet, there is an alternative to shift to the previous option. With this option, there is a potential of 5% net gains.
3. A combination of betting protocol and an outside order book to balance the book. The process can be automated along with setting limits.
4. When the betting protocol is used on both sides of the bet, the ideal and best-case scenario.

An operator or bookmaker can indulge in any of the options, and NLC will offset as per the option chosen. Moreover, this presents opportunities to the bookmakers, who often have to indulge in informal methods for sports betting. Furthermore, the NLC protocol presents opportunities for small operators to access and leverage the capital of the multi-billion dollar betting world.

Industry related articles folder

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RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Crowdfunding for early stage companies is relatively new. Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of the applicable regulations. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

Lack of Operating History. The Company was formed in 2021. As such, the Company has a limited amount of historical operations from which an investor in this Offering may use to evaluate the Company's forward operations.

We depend on a small management team headed by the CEO, Rafael Groswirt. We depend on the skill and experience of contracted team members sourced by the CEO. Currently the Company has one employee who had entered into an employment agreement with the Company.

Control By Management. Rafael Groswirt, President and CEO holds the controlling interest in the Company's Common Stock. Mr. Groswirt, at the conclusion of this Offering, will continue to hold a majority of the Company's common stock.

The Company will likely need to raise additional money in the future. We will likely need additional capital to fully execute our business model. If we can't raise additional capital or find a way to fund the continued growth of our operations we will cease operating and you may lose your entire investment in the Shares. Even if we do successfully raise more funds after this Offering, the terms of any future offering could result in a reduction in value of your investment in the Company, as later stage investors may get more favorable terms.

It is difficult for us to accurately predict our earnings potential. Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our Company will face many difficulties typical for early stage companies.

We could become subject to regulation. Our business model involves providing retail investors with online gambling content powered by crypto currency. Since we do not offer investment advice or analysis nor make investment recommendations in our research reports, we have not registered as an investment adviser with any state or federal securities regulators. If we do become subject to regulation, we do not know the time and expense it would take to manage such compliance issues.

General Risks Associated with an Early Stage Company

As a new company we have a limited operating history. The Company was organized on January 2021. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by companies in early stages of development, particularly companies in highly competitive and regulated and evolving markets such as gambling and crypto. If we are unable to effectively allocate our resources and generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, In addition, we plan to significantly increase our operating expenses to:

● fully develop and broaden our technology and product offerings;
● acquire customers
● explore opportunities and alliances with other companies; and
● facilitate business arrangements.

Our success is dependent on our key personnel. We believe that our success will depend on the continued employment of our primary manager and hiring additional talented senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this circular. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources. Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Failure to adapt to technological changes may render our technology obsolete or decrease the attractiveness of our solutions to our customers. Although we believe our current technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors introduce new solutions embodying new services or technologies, our technology and processes may become obsolete. Our future success will depend in part on our ability to:

- ● fully develop and enhance our smart second screen technology;
- ● develop and potentially license new solutions and technologies that address the needs of our prospective customers; and
- ● respond to changes in industry standards and practices on a cost-effective and timely basis.

We must continue to enhance the features and functionality of our technology and product offerings. The effective performance, reliability and availability of our technology and product offerings are critical to our reputation and our ability to attract and retain users and customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our products and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products and services, or that any new products and services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

We may experience defects and system failures with respect to our technology solutions, which would harm our business and reputation and expose us to potential liability. Further, the technology solutions underlying our products and services may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we, or our customers, may experience difficulties in installing or integrating our technologies on platforms (such as iPhones and other smart phones) used by our customers. Defects in our technology solutions, errors or delays in development of our technology and products, or other difficulties could result in:

- ● interruption of business operations;
- ● delay in market acceptance;
- ● additional development and remediation costs;
- ● diversion of technical and other resources;
- ● loss of customers;

Competitors may develop and deploy superior technology and product offerings. We expect that current competition will intensify. Barriers to entry are relatively minimal, and competitors can offer products and services at a relatively low cost. We must compete for a share of a set base of players. Several companies offer competitive solutions that compete with our products and services. We expect that additional companies will offer competing solutions on a stand-alone or combined basis in the future. Furthermore, our competitors may offer products or services that are superior to, or have greater market acceptance than, the solutions that we offer. If we are unable to compete successfully against our competitors and/or other products, we may fail.

We operate in intensely competitive and dynamic industries, and our ability to successfully competing and continuing to grow our business depends on our ability to respond quickly to market changes and changing technologies and to bring competitive new solutions and services to market in a timely fashion. Development of new proprietary technology or products is complex, entails significant time and expense and may not be successful. We cannot guarantee that we will be able to introduce new solutions or products on schedule, or at all, nor can we guarantee that such solutions or products will achieve market acceptance. Moreover, we cannot guarantee that errors will not be found in our new solution releases or products before or after commercial release, which could result in solution or product delivery redevelopment costs, harm to our reputation, lost sales, license terminations or renegotiations, product liability claims, diversion of resources to remedy errors and loss of, or delay in, market acceptance.

We may need to reduce the price of our products, increase our promotional spending, or take other steps to encourage consumers to use our products. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability, to the extent it is ever achieved.

If our technology or products are found to infringe the proprietary rights of others, we may be required to change our business practices or redevelop our products, and may also become subject to significant costs and monetary penalties. As our technology and products develop, we may become increasingly subject to infringement claims. We are developing proprietary technologies and leasing others, processes, software, and products relating to online games although reasonable efforts will be taken to protect the rights to our intellectual property, the complexity of international trade secret, copyright, trademark and patent law, coupled with our limited resources and the demands of quick delivery of products and services to market, create risk that our efforts will prove inadequate. Further, the nature of the second screen mobile accessories business demands that considerable detail about our innovative products be exposed to competitors. We also may license technology from third parties and it is possible that it could become subject to infringement actions based upon the technology licensed from those third parties. We will generally obtain representations as to the origin and ownership of such licensed technology; however, this may not adequately protect us. Any claims, whether with or without merit, could:

- be expensive and time-consuming to defend;
- cause us to cease making, licensing or using technology that incorporate the challenged intellectual property;
- require us to redesign our products, if feasible;
- divert management's attention and resources; and
- require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies.

If we incur costly litigation and our personnel are not effectively deployed, the expenses and losses incurred may increase, and our business will suffer material adverse effects, or may fail.

Financial risks. The online gambling market is heavily regulated. In an economic down-turn or change in laws where we operate, could decrease demand. Moreover, as a small entity with limited resources, we are very susceptible to market forces, and we may encounter downstream financing difficulties that could threaten solvency. Additionally, the business may not achieve sufficient scale or profitability to realize a liquidity event through IPO or acquisition, which could limit or prevent a return on investment for our investors.

General economic conditions, including a prolonged weakness in the economy, may affect consumer purchases, which could adversely affect our sales. Our results of operations are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

Risks Associated with an Investment in a "best efforts" offering. This Offering is being made on a "best efforts" basis with a minimum number of Shares required to be sold. As subscriptions are accepted (and any required rescission periods expire), the subscription funds will be available for use by the Company immediately for its intended use of proceeds. Subscriptions are irrevocable (after expiration of any rescission period) and subscribers will not have the opportunity to have their funds returned notwithstanding any future lack of success in recruiting other investors. Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that any number of Shares are sold and proceeds will be realized by the Company.

There is a minimum $50,000 capitalization for this offering and investors' subscription funds will be used by us only after the target is reached. There is a minimum capitalization required in this Offering. There is no assurance that all or a significant number of Shares may be sold in this Offering. We will use investors' subscription funds as soon as they are received. If only small portions of the Shares are placed, then we may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the project would need to be scaled down, and would have a material adverse effect on our business. If the minimum $50,000 is not reached the funds will be returned and offering cancelled.

Shares are not guaranteed and could become worthless. The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

Future capital needs; Dilution. The Company believes that the net proceeds of the Offering of the Shares will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future, assuming that it sells all shares offered hereby and that the revenue forecasts for the first 12 months are substantially achieved. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees and require a simple majority vote to add stock.

We are relying on certain exemptions from registration. The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

The Shares are restricted securities and a market for such securities may never develop. Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Shares, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

We may be required to register under the Securities Exchange Act. The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.

The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:

● A private company will become subject to the Sarbanes-Oxley Act upon filing a registration statement with the SEC in anticipation of an IPO.
● The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.
● In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.
● Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive – can significantly slow the efforts of private companies such as the Company that may seek to enter the public markets.

The Offering price is arbitrary. The price of the Shares offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Shares bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Additional unforeseen risks. In addition to the risks described in this section, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

Our future revenue and operating results are unpredictable and may fluctuate significantly. It is difficult to accurately forecast revenues and operating results and they could fluctuate in the future due to a number of factors. These factors may include: our ability to develop and make profitable products; generate cash flow from consulting services; the amount and timing of operating costs; competition from other market participants that may reduce market share and create pricing pressure; and adverse changes in general economic, industry and regulatory conditions and requirements. Our operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant.

Our aggressive growth strategy may not be achievable. For the foreseeable future, we intend to pursue an aggressive growth strategy for the expansion of our business, and our future operating results will depend largely upon our ability to adequately capitalize our company and develop successful products, find suitable investments and acquisitions, develop our business, build key relationships and successfully develop and manage our business. Our ability to grow will depend upon many factors, including our ability to identify and invest in businesses that have products and services that are in demand, to identify and enter new markets, and to obtain adequate capital resources on acceptable terms. Any limitations on our ability to accomplish any of these and other goals will have a material adverse effect on our business, results of operations, and financial objectives. There is no assurance that our operations will be successful or achieve anticipated or any operating results.

The Company does not plan to pay dividends to its shareholders in the near future and there is no guarantee when it can be profitable enough to distribute earning or even if it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders. The principal investment objective of the Company is to make business profits that present opportunities for significant appreciation to the Company. It is anticipated that certain product research and development will be leveraged and will not provide the Company with any significant cash distributions until enough profit is generated for growth and distribution. Accordingly, the Company may not be able to pay dividends for the foreseeable future. There can be no assurance with respect to the amount and timing of dividends to the Company's shareholders, or that they will ever be made. The Company initially intends to retain cash from its operations to fund the development and growth of its business.

We will have broad discretion on how the net proceeds of this private placement are utilized. The Company has broad discretion on how to allocate the proceeds received as a result of this private placement and may use the proceeds in ways that differ from the proposed uses discussed in this Offering Statement. If the Company fails to spend the proceeds effectively, our business and financial condition could be harmed and there may be the need to seek additional financing sooner than expected.

Our pro forma financial statements rely on assumptions that may not prove accurate. Certain pro forma financial information may be provided to prospective investors for illustrative and informational purposes only. In preparing the pro forma financial statements, we have made certain assumptions concerning our business and the market, which may not be accurate.

Investors may suffer potential loss on dissolution and termination. In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed in the priority established by applicable law, but only after the satisfaction of claims of creditors. Accordingly, the ability of an investor to recover all or any portion of its investment under such circumstances will depend on the amount of funds realized and claims to be satisfied therefrom.

We may not be able to protect our intellectual property. We intend to explore options for protection of certain intellectual property, primarily in the form of trademarks and trade secrets but have not made any filings to date. We anticipate developing certain trade secrets and may handle trade secrets that are the property of others.

Incidents of hacking, identity theft or cyberterrorism may adversely impact our operations.
Our business operations are and will continue to be dependent upon digital technologies, including information systems, infrastructure and cloud applications. The maintenance of our financial and other records is also dependent upon such technologies. The U.S. government has issued public warnings that indicate that such business information technology might be specific products of cyber security threats, including hacking, identity theft and acts of cyberterrorism. Our critical systems or the systems of our products may be vulnerable to damage or interruption from earthquakes, storms, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm the systems. Many of these systems will not be fully redundant, and disaster recovery planning cannot account for all eventualities. Deliberate attacks on, or unintentional events affecting, our systems or infrastructure, the systems or infrastructure of third parties or the cloud could lead to corruption or loss of our proprietary data and potentially sensitive data, delays in our operations, difficulty in completing and settling transactions, challenges in maintaining our books and records, environmental damage, communication interruptions, other operational disruptions and third party liability. Further, as cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents or natural disasters.

We may not have adequate insurance. Adequate insurance to cover product liability claims and other risks related to our business may not be available, or available only at an unacceptable cost. There can be no assurance that we will be able to obtain adequate insurance coverage or that it can be obtained at reasonable cost. As protection against such risks, we plan to secure and maintain insurance coverage against some, but not all, potential losses. Even if our insurance is adequate and customary for our industry, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. Company commits to securing director and officer liability insurance.

There is significant risk associated with the Company's indemnification of affiliated parties.

Our Directors and executive officer will be relieved of liability to the Company or our Shareholders for monetary damages for conduct as Directors and executive officers to the maximum extent permitted by US and State law. Further, our certificate of incorporation and bylaws permit us to indemnify, to the fullest extent provided or allowed by law, our Directors and executive officers against damages that we or our shareholders incur in connection with our business. We may also enter into indemnity agreements with our Directors and executive officers. The exculpation provisions contained therein may have the effect of preventing shareholders from recovering damages against our Directors and executive officers caused by poor judgment or other circumstances. The indemnification provisions may require us to use our assets to defend our Directors and executive officers against claims, including claims arising out of negligence, poor judgment, or other circumstances. Our Directors and executive officers may not be liable to the Company or shareholders for any act or omission performed or omitted by them in good faith on our behalf and in a manner reasonably believed by them to be within the scope of their authority and in our best interests. The Company will be required to indemnify the officers of the Company and certain persons affiliated therewith for losses, costs, liabilities and expenses incurred by such parties in connection with the business of the Company and investment decisions made on its behalf, except for actions taken in bad faith or which constitute gross negligence or willful misconduct. Such liabilities may be material and may have an adverse impact on the returns to the shareholders unless insurance proceeds are available. The indemnification obligations of the Company will be payable from the assets of the Company.

Key Employees do not have Employment Agreements.
As of the date of this Offering Statement, only one of the executive management are under an employment contract with the Company. It is anticipated that upon completion of this Offering, key personnel will enter into employment contracts with the Company.

There is no public market for the Shares and you will have to hold your Shares indefinitely, subject only to a private sale to a qualified counterparty that is exempt from registration, or a registration of your common shares, or a sale of the business. Currently, there is no public or other trading market for the Shares, and there can be no assurance that the Company will be able to facilitate a private sale of your Shares or that any other market will develop. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. Investment in the Shares is of a long-term nature. Accordingly, purchasers of Shares will bear the economic risk of investment for an indefinite period of time.

The shares are unlikely to be able to be pledged as collateral.
The Shares will not usually be acceptable as collateral for loans. The Shareholders may not receive cash or other liquid consideration sufficient to pay taxes resulting from such a disposition. Furthermore, absent a public market, Shares generally cannot be sold for an amount based on their economic value as determined by the fair market value of the underlying property. The Shares have not been registered under federal or state securities laws, and we do not plan on, and are under no obligation to provide for, a registration of the Shares in the future. In addition, any transfer of the Shares or an interest therein must satisfy the requirements set forth in various Company agreements with shareholders that restrict the ability to transfer Shares.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

(the remainder of this page intentionally left blank)

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Target Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	3%	$1,500	3%	$147,000
Offering Fees**	14%	$7,000	.001%	$7,000
Technology Development	20.75%	$10,375	24.10%	$1,186,500
Working Capital	20.75%	$10,375	24.10%	$1,186,500
Marketing	20.75%	$10,375	24.10%	$1,186,500
G&A	20.75%	$10,375	24.10%	$1,186,500
Total	100%	$50,000	100%	$4,900,000

*Rialto Markets, LLC shall take one percent (1%) of the funds raised through this Offering in equity and shall charge a three percent (3%) commission of the funds raised in the Offering.
**The Company has paid $7,000 to Regulation D Resources, Inc. for document and technology services related to the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

6.　　　(a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

No testing the waters was performed by the Issuer.

　　　(b) How will the issuer complete the transaction and deliver securities to the investors?

Securities purchased shall be recorded as book entries within the Transfer Agents recording system. Shares sold shall be non-certificated.

7. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadlineidentified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of theinvestment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior tothe offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material changeis made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

No Limit Technology Holdings, Inc
www.nolimitgaming.us

% is of issued shares

Current ownership

Here is an overview of the current shareholders in the company. More information on type of shares, unassigned shares, and in general a detailed cap table can be requested to the company in question.



5.69% Oscar Peralta
5.69% Johnny Chan
6.5% Daniel Hensley
5.69% Haig Kelegian G...
51.23% Rafael Groswirt
2.44% Cameron Shepherd
6.5% Other founding holders
16.26% 48 investors, 1% or less each
NoLimit Technology Holdings Inc

No Limit Technology Holdings, Inc	Cap table	
Authorized	35,000,000.00	
Issued	21,379,990.67	61%
Unsold shares	13,620,009.33	39%

THE OFFERING

No Limit Technology Holdings, Inc. ("No Limit," the "Company," "we," "us," or "our"), is offering a minimum amount of $50,000.00 (the "Target Offering Amount") and up to a maximum amount of $4,900,000.00 (the "Maximum Offering Amount") of Common Stock, par value $0.0001 per share (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by January 30, 2023 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company is offering 7,000,000 Shares of Common Stock at a price of $0.70 per Share. Assuming maximum offering proceeds are raised, there will be 28,379,990.67 common shares issued in the Company.

8. Do the securities offered have voting rights? ☒ Yes

9. Are there any limitations on any voting or other rights identified above? ☒ No

10. How may the terms of the securities being offered be modified? Terms may only be modified per the voting and internal processes as outlined in the Company's bylaws.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one yearperiod beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonablybelieves comes within any of such categories, at the time of the sale of the securitiesto that person.

The term "member of the family of the purchaser or the equivalent" includes achild, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousalequivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

11.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities Class of Security	Authorized	Securities (or Amount) Outstanding	(or Amount) Voting Rights	Other Rights
Preferred Stock (list each class in order of preference): _____			Yes No Specify: _____	Yes No _____
___Yes No____ Specify: _____				Yes No
Common Stock:	35,000,000	21,379,990	X Yes No	Yes No
Specify: _____				
Debt Securities:			Yes No	Yes No
Specify: _____				
Other: _____			Yes No Specify: _____	Yes No
_____			Yes No Specify: _____	Yes No

Class of Security	Securities Reserved forIssuance upon Exercise or Conversion
- - - - - - - - - - - - - -	- - - - - - - - - - - - - - -

Stock Options offered to the Company's President, Rafael Groswirt ("Employee"): After 1 full year(s) of employment, the Employee will receive 1% of company issued stock per year in stock options at .001 exercise price for participation in the Company's stock option plan in accordance with the terms of that plan. (e) Withholding. All payable federal, state, local, and other withholdings and similar taxes and payments required by applicable law and paid by the company on top of the net amount of the monthly salary of $10,000.

Management Compensation

Currently – the Company has one Employee that has an employment agreement with the Company; Rafael Groswirt, President ("Employee"):

(a) *Base Salary*. The Company shall pay the Employee an annual base salary of $10,000 (**"Salary"**), payable at the end of each month, net of State, Federal and local withholding taxes. All related taxes will be paid by the company and added to the net amount. The Salary may be subject to increases in accordance with a comparable CEO package to industry standard for a CEO salary package, as those may be determined from time to time by the Company. Shareholders will vote for a competitive CEO compensation package after round 2 is complete.

(b) *Incentive Compensation*. In accordance with the Company's practices, policies, and procedures, the Employee may be eligible for a discretionary bonus award (**"Bonus"**) as determined by the Company's board of directors or its appointed compensation committee. The Bonus, if any, will be based on the performance of the Company and the Employee and will be subject to typical payroll deductions and withholdings. A Bonus is not guaranteed compensation.

(c) *Other Non-cash Benefits*. The Employee is entitled to 1% of all outstanding and issued Company stock on a fully-diluted basis through a qualified or non-qualified stock option grant issued for each year the Employee is employed. Certain other benefits such as PPO health insurance, vacation days, sick days, holidays, and paid time off, and all applicable FMLA days off, in accordance with Company policies, where such benefits or company policies may be amended from time to time.

12.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above? None – the Company has one class of common stock.

13.   Are there any differences not reflected above between the securities being offered and each otherclass of security of the issuer?   Yes X No
Explain: _____

14.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect thepurchasers of the securities being offered? Purchasers of securities will own the same class of common stock.

15. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

16. What are the risks to purchasers of the securities relating to minority ownership in the issuer? Lack of voting control.

17. Describe the material terms of any indebtedness of the issuer:

The CEO of the Company, Rafael Groswirt, has extended a loan in the amount of $29,037 to the Company. See "Exhibit E – Loan Agreement". The Company does not have any other debt obligations.

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Rafael Groswirt $29,037		5%	N/A	See Exhibit E – Loan Agreement

18. What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
4-15-21	Reg CF	Common Stock	$106,900	Working Capital

19. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;

    (2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

    (4)   any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following :

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Rafael Groswirt	President and CEO	Shareholder Loan	$29,037(1)

(1) Shareholder loan to the Company has a potential annual interest of 5% of the tendered principal per annum. See "Exhibit E – Loan Agreement". Loan amount is accurate as of 2-11-2022.

FINANCIAL CONDITION OF THE ISSUER

20. Does the issuer have an operating history? __X_ Yes ____ No

21. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. The Company has not seen a material change in the financial condition of the issuer since the last financial audit.

22. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent ormore of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? □ Yes X No

(ii) involving the making of any false filing with the Commission?
□ Yes X No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
□ Yes X No

If Yes to any of the above, explain: ____________________________________

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? □ Yes X No;

(ii) involving the making of any false filing with the Commission?
□ Yes X No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor

of purchasers of securities?   Yes X No

If Yes to any of the above, explain: _____

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i)   at the time of the filing of this offering statement bars the person from:
(A)   association with an entity regulated by such commission, authority, agency or officer?   Yes X No
(B)   engaging in the business of securities, insurance or banking ?
        Yes X No
(C)   engaging in savings association or credit union activities?
        Yes X No
(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?   Yes X No

If Yes to any of the above, explain: _____

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal ?   Yes X No
(ii)   places limitations on the activities, functions or operations of such person?
    Yes X No
(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock ?   Yes X No

If Yes to any of the above, explain: _____

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of :
(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    Yes X No
(ii) Section 5 of the Securities Act?   Yes X No

If Yes to either of the above, explain: _____

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to actconstituting conduct inconsistent with just and equitable principles of trade?
    Yes X No
If Yes, explain: _____

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was anysuch person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order
suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
    Yes X No
If Yes, explain: _____

(8)   Is any such person subject to a United States Postal Service false representation orderentered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering
statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
    Yes X No
If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOTeligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statementissued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under
applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

23. In addition to the information expressly required to be included in this Form, include:
   (1) any other material information presented to investors; and
   (2) such further material information, if any, as may be necessary to make the requiredstatements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:

The issuer must continue to comply with the ongoing reporting requirements until :
(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.

<u>Exhibits</u>

<u>Exhibit A: Audited Balance Sheet, 2021 Financials</u>
<u>Exhibit B: Subscription Agreement</u>
<u>Exhibit C: Shareholder Agreement</u>
<u>Exhibit D: Employment Agreement</u>
<u>Exhibit E: Loan Agreement</u>

Exhibit A: Audited Financials

NO LIMIT TECHNOLOGY HOLDINGS, INC.

Audited Financial Statements For The Period Ended June 30, 2021 and December 31, 2020



Jason M. Tyra CPA PLLC

INDEPENDENT AUDITOR'S REPORT

To Management
No Limit Technology Holdings, Inc.
La Verne, California

We have audited the accompanying financial statements of No Limit Technology Holdings, Inc. which comprise the balance sheet as of June 30, 2021 and December 31, 2020, and the related income statement, statement of changes in shareholders equity, and statement of cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Company, Inc. as of Date, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
September 17, 2021

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

NO LIMIT TECHNOLOGY HOLDINGS, INC.
BALANCE SHEET
JUNE 30, 2021 & DECEMBER 31, 2020

	2021	2020
ASSETS		
CURRENT ASSETS		
Cash	$ 75,662	-
TOTAL CURRENT ASSETS	75,662	-
TOTAL ASSETS	75,662	-
LIABILITIES AND SHAREHOLDERS' EQUITY		
NON-CURRENT LIABILITIES		
Related Party Loan	13,387	1,239
TOTAL LIABILITIES	13,387	1,239
SHAREHOLDERS' EQUITY		
Common Stock (35,000,000 shares authorized; 21,072,204 issued; $.001 par value)	21,072	-
Additional Paid in Capital	78,657	-
Stock Subscription	(18,025)	-
Retained Earnings (Deficit)	(19,429)	(1,239)
TOTAL SHAREHOLDERS' EQUITY	62,275	(1,239)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 75,662	$ -

NO LIMIT TECHNOLOGY HOLDINGS, INC.
INCOME STATEMENT
FOR THE PERIODS ENDED JUNE 30, 2021 & DECEMBER 31, 2020
_____

	2021	**2020**
Operating Expense		
Professional Fees	17,842	1,239
General & Adminstrative	348	-
	18,190	1,239
Net Income from Operations	(18,190)	(1,239)
Net Income	$ (18,190) $	(1,239)
Net Loss Per Share		
Weighted Average common shares outstanding- basic	15,104,730	-
Net loss per share	$ (0.0012) $	-

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

2

NO LIMIT TECHNOLOGY HOLDINGS, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2021 & DECEMBER 31, 2020

_____

	2021	2020
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (18,190)	$ (1,239)
Net Cash Flows From Operating Activities	(18,190)	(1,239)
Cash Flows From Financing Activities		
Issuance of Common Stock	81,704	-
Related Party Loan	12,148	1,239
Net Cash Flows From Investing Activities	93,853	1,239
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	75,662	-
Cash at End of Period	$ 75,662	$ -
Supplemental Disclosures		
Common Stock Subscription	18,025	-

NO LIMIT TECHNOLOGY HOLDINGS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIODS ENDED JUNE 30, 2021 & DECEMBER 31, 2020

———————

	Common Stock		Stock Subscription		Additional Paid-In Capital		Retained Earnings		Total Stockholders' Equity
Balance at December 29, 2020	-	$ -	$ -	$	-	$	-	$	-
Net Income							(1,239)		(1,239)
Balance at December 31, 2020	-	$ -	$ -	$	-	$	(1,239)	$	(1,239)
Issuance of Stock	21,072,204	21,072			78,657				99,729
Stock Subscription			(18,025)						(18,025)
Net Income							(18,190)		(18,190)
Balance at December 31, 2021	21,072,204	$ 21,072	$ (18,025)	$	78,657	$	(19,429)	$	62,275

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

4

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

No Limit Technology Holdings, Inc. ("the Company") is a corporation organized under the laws of the State of Nevada. The Company is a sports betting platform that will be purchasing IP for operations.

The Company will be conducting a crowdfund equity raise funds to purchase the DFS Fantasy platform from No Limit Fantasy Sports, LLC ("the Party"). The Party is owned and operated by Rafael Groswirt, a member of the Company's management team. The Party will use the cash received to pay down outstanding debts.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has limited developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's main stream of revenue will be fees collected from its sports betting platform.

Income Taxes

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Nevada.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C- DEBT

Rafael Groswirt, a member of the Company's management team, paid for expenses on behalf of the Company. This has been reflected on the balance sheet as related party loan ("the loan"). The Loan bears no interest and has no formal repayment structure.

NOTE D- EQUITY

Under the Company's original articles of incorporation in effect through December of 2020, the Company authorized 3,500,000 shares of $0.001 par value Common Stock. The Company subsequently amended and restated its articles of incorporation to authorize 35,000,000 shares of $0.001 par value Common stock.

The Company currently has two classes of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

As of June 30, 2021, the number of shares issued and outstanding by class was as follows:

Common Stock   21,072,204

In 2021, the Company issued 18,025,000 common shares. The Company received no consideration for this issuance and has thus recognized a stock subscription account in the equity section of the balance sheet.

In 2021, the Company conducted a crowdfunding campaign ("the Campaign"). As of June 30, 2021, the Company raised a total of $100,816. The Company received $81,704 and the funding platform retained

$3,747, which was recognized as a direct deduction from additional paid-in capital. The Company issued 3,047,204 common shares from to the Campaign.

Subsequent to the period, the Company issued an additional 316,822 common shares from the Campaign.

NOTE F- NON-RECOGNIZED RELATED PARTY TRANSACTIONS

During the period, the Company issued 2,450,000 common shares in exchange for 8,400,000 No Limit Coin cryptocurrency ("NLC2"). NLC2 was created by No Limit Fantasy Sports, LLC for use on its sports betting platform. No Limit Fantasy Sports, LLC is commonly controlled by Rafael Groswirt, a member of the Company's management team.

NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 17, 2021, the date that the financial statements were available to be issued.

Subsequent to the period, the Company formed an overseas subsidiary that will operate the Company's gaming platform for international markets.

Current Balance Sheet

No Limit Technology Holdings, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Fundamentals Chk - 4914	23,819.28
Total Bank Accounts	**$23,819.28**
Total Current Assets	**$23,819.28**
Other Assets	
Coin Value *	92,320.65
Crypto Holdings Value ADJ to period	-65,388.00
DFS Platform Source Code	25,000.00
Total Other Assets	**$51,932.65**
TOTAL ASSETS	**$75,751.93**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	6,000.00
Total Accounts Payable	**$6,000.00**
Other Current Liabilities	
Shareholder's Loan to Corporation	29,037.34
Total Other Current Liabilities	**$29,037.34**
Total Current Liabilities	**$35,037.34**
Long-Term Liabilities	
Due to No limit Fantasy Sport LLC	25,000.00
Total Long-Term Liabilities	**$25,000.00**
Total Liabilities	**$60,037.34**
Equity	
Capital	0.00
Additional Paid-In Capital	185,035.85
Common Stock	20,457.64
Total Capital	**205,493.49**
Retained Earnings	-1,239.00
Stock subscription	-15,400.00
Net Income	-173,139.90
Total Equity	**$15,714.59**
TOTAL LIABILITIES AND EQUITY	**$75,751.93**

2021 Profit and Loss Statement

No Limit Technology Holdings, Inc.

Profit and Loss
January - December 2021

	TOTAL
Income	
Buy In	35,689.48
Total Income	**$35,689.48**
Cost of Goods Sold	
Payout	33,428.83
Total Cost of Goods Sold	**$33,428.83**
GROSS PROFIT	**$2,260.65**
Expenses	
Advertising & Marketing	500.00
Bank Charges & Fees	216.60
Contractors	5,340.00
Legal & Professional Services	0.00
Accounting Fees	7,500.00
Consulting Fees	18,000.00
Total Legal & Professional Services	**25,500.00**
Office Supplies & Software	606.94
Other Business Expenses	0.00
Accounting Software	237.50
Business License	11,500.00
Crowdfunding Fee	13,087.84
Data Feeds	15,487.68
Gaming platform operational expenses	3,863.82
Syndication Costs	4,985.29
Total Other Business Expenses	**49,162.13**
Subcontracted Service	26,827.80
Taxes & Licenses	1,753.05
Travel	106.03
Total Expenses	**$110,012.55**
NET OPERATING INCOME	**$ -107,751.90**
NET INCOME	**$ -107,751.90**

Exhibit B: Subscription Agreement

SUBSCRIPTION AGREEMENT

No Limit Technology Holdings, Inc.

A Nevada Corporation

Formed January 7, 2021

35,000,000 Authorized Shares

Crowdfund Share Purchase Agreement

Round Sale

20% of total shares fully diluted

or

24.66% of issued shares post sale

7,000,000 Shares

Price per share 0.70

Total: $4,900,000

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS.

ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF

THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY THE BROKER (THE "INTERMEDIARY") ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "**OFFERING MATERIALS**") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING

MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

The Company:

No Limit Technology Holdings, Inc.

1407 Foothill Blvd #305, La Verne, CA 91750

Table of Contents

1. Subscription

a. The undersigned ("**Subscriber**") hereby irrevocably subscribes for and agrees to purchase Company Common Stock (singular - the "**Security**" or plural - the "**Securities**"), of:

No Limit Technology Holdings, Inc., a Fantasy Game (a Nevada Corporation) (the "**Company**"), at a purchase price of .70 per security (the "**Per Security Price**"), upon the terms and conditions set forth herein. The rights of the Security are as set forth in the Offering Materials is qualified in its entirety by such document.

b. By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

c. This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities the Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

d. The aggregate number of Securities sold shall not exceed the Maximum Number of shares, as set in the Form C filed in relation to this offering with the SEC (the "**Oversubscription Offering**"). The Company may accept subscriptions until the "**Termination Date**" as set in the Form C filed with the SEC in relation to this offering. Providing that subscriptions equaling or exceeding the "**Minimum Offering**" as set forth in the Form C filed with the SEC, the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

e. In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

f. The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "**Transferees**");

provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber, terms of this Subscription Agreement.

2. Purchase Procedure

a. Payment

The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver to Company a signed copy of this Subscription Agreement along with payment verification delivered to Escrow Agent for the aggregate purchase price of the Securities by cash, ACH electronic transfer or wire transfer to an account designated by the Company, or by any combination of such methods..

b. Escrow arrangements

Payment for the Securities shall be received by Wilmington Trust (the "**Escrow Agent**") from the Subscriber by transfer of immediately available funds, check or other means approved by the Company at least two days prior to the applicable Closing Date, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by the "**Transfer Agent**" https://www.koreconx.com/, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated.

For purposes of this Agreement, an individual shall be deemed to have "**knowledge**" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "**knowledge**" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

a. Organization and Standing

The Company is a (Nevada C Corporation) duly formed, validly existing and in good standing under the laws of the State of Nevada. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

b. Eligibility of the Company to Make an Offering under Section 4(a)(6)

The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

c. Issuance of the Securities

The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefore in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

d. Authority for Agreement

The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and,
(iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

e. No filings

Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 3 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

f. Capitalization

The authorized and outstanding securities of the Company immediately prior to the initial investment in the Securities is as set forth under "**Securities being Offered**" in the Offering Circular. Except as set forth in the Offering Circular, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), or agreements of any kind (oral or written) for the purchase or acquisition from the Company of any of its securities.

g. Financial statements

Complete copies of the Company's consolidated financial statements (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Circular.

The Financial Statements are based on the books and records of the Company and fairly reflect in all material respects the consolidated financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated which has audited the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

h. Proceeds

The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials and Appendix C.

i. Litigation

Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber

By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

a. Requisite Power and Authority

Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date.
Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

b. Investment Representations

Subscriber understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "**Securities Act**"). Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

c. Illiquidity and Continued Economic Risk

Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

d. Resales

Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:
i. To the Company;
ii. To an "**accredited investor**" within the meaning of Rule 501 of Regulation D under the Securities Act;
iii. As part of an offering registered under the Securities Act with the SEC; or

iv. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

e. Investment Limits

Subscriber represents that either:

(a) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than(A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(b) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(c) Non accredited investors are allowed to purchase stock under the SEC reg CF rules. Limits will be set but he crowdfund portal managed

f. Shareholder information

Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such

Securities to agree to provide such information to the Company as a condition of such transfer.

g. Company Information

Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular and Appendix B herein. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment.

Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company, its financial condition, and use of proceeds, generally, and as addressed in Appendix C.

h. Non-Disparagement and non-disclosure

Subscriber agrees and covenants that they will not at any time make, publish, or communicate to any person or entity or in any public forum any proprietary, defamatory, or disparaging remarks, comments, or statements concerning the Company's products or services, existing and prospective customers, suppliers, investors, and other associated third parties, or make any maliciously false statements about the Company's employees, officers, directors, or third-party affiliates.

i. Valuation

The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

j. Domicile

Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

k. Foreign Investors

If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Proxy</u>

(a)   The Subscriber hereby appoints the Chief Executive Officer of the Company (the **"CEO"**), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities.

However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of common stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the common stock. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b)   Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "**Proxy**"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the purchase price).

In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c)   A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber.

The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)   The Subscriber hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this offering.

6. Revisions to Manner of Holding

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("**Crowdfunding SPVs**") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

7. Indemnity

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement.

The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8. Governing Law; Jurisdiction
This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Nevada .

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF

ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF CALIFORNIA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT. HOWEVER, NOTHING IN THIS PARAGRAPH SHALL BE CONSTRUED TO BE APPLICABLE TO ANY ACTION ARISING UNDER THE FEDERAL SECURITIES LAWS. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

BY AGREEING TO THIS PROVISION, EACH SUBSCRIBER WILL NOT BE DEEMED TO HAVE WAIVED THE COMPANY'S COMPLIANCE WITH U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

9. Notices

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

PHYSICAL: 1407 Foothill Blvd #305, La Verne, CA 91750

DIGITAL: (rgroswirt@gmail.com)

Attn: RAFAEL GROSWIRT (CEO)

If to a Subscriber:

to the Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10. Miscellaneous

a. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

b. This Subscription Agreement is not transferable or assignable by Subscriber.

c. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

d. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

e. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

f. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

g. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

h. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

i. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof. Which will be deemed an original, but all of which together will constitute one and the same instrument.

j. If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

k. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

11. Subscription for Shares

a. Consideration: in exchange for the sale and issuance of the Shares from the Company, the Subscriber agrees to make a capital contribution to the Company as set forth in the Agreement. The Subscriber may also make additional capital contributions to the Company as listed in the shareholders' agreement.

b. Agreement to Purchase and Sell: The Subscriber agrees to purchase and the Company agrees to sell and issue to the Subscriber, the number of Shares set forth in the Agreement. The purchase and sale is subject to the terms and conditions listed in this Agreement.

12. Covenants and Representation of the Subscriber

a. Access: Subscriber agrees that all documents and records pertaining to the investment have been given to the Subscriber and his counsel and/or accountants for review. The Subscriber also acknowledges that he has had the opportunity to obtain additional information and verify the accuracy of all documents and ask questions of and receive answers from the Company representative. In evaluating this investment, the Subscriber only relied on the documents and questions/answers listed above.

b. No Conflicts: This Agreement does not violate any terms of any material restriction in other contracts or commitments of any character or kind to which the Subscriber is bound or a subscriber.

c. Sophistication: Subscriber has a sufficient degree of knowledge, experience, and sophistication in business and financial matters that makes him capable of evaluating the risks and merits of acquiring the Shares.

d. Restrictions on Transfer: Subscriber agrees that he will not transfer or sell the Shares other than in accordance with terms and conditions for transfer in the shareholders' agreement. No public market exists for the Shares, nor can the Shares be liquidated easily. Shares may be sold privately under the terms and conditions stated in the shareholder agreement. Some shares purchased in early rounds may be subject to a lock of 6 or 12 months depending on what round.

e. Risk of Loss: Subscriber can bear the economic risks of an investment in the Company and sustain a complete loss of the investment. Subscriber is aware of and understands all risks associated with the purchase of the Shares. Subscriber has adequate means and net worth of providing for current needs, having no need for liquidity in this investment.

f. Brokers: No broker, intermediary, or finder has been paid or entitled to a commission or fee from or by Subscriber in relation to Shares, nor is the Subscriber entitled to or will accept any such commission.

g. Confidentiality: The Subscriber agrees to keep any non-public information relating to the Company confidential that he may acquire pursuant to this Agreement. The Company can impose a confidentiality obligation on persons in connection with any information shared from sources other than the Company.

h. Indemnification: The Subscriber acknowledges his understanding of the meaning and legal consequences of the warranties and representations in this Agreement.

i. He agrees to hold harmless and indemnify the Company and its affiliates, including members, managers, agents, employees, and associates, against and from any and all damage, liability, and loss arising out of a breach of warranty, acknowledgment, or representation of the Subscriber or his failure to fulfill any obligation contained in this Agreement or any other document completed as part of the sale of Shares. The Subscriber does not waive any rights granted under state or federal securities laws.

j. Survival: All warranties and representations of the Subscriber shall survive the closing. The Subscriber warrants and represents that the acknowledgments, representations, and warranties set forth in the Agreement are true and accurate as of the date signed and the closing. If in any respect, warranties, representations, and/or acknowledgments are not accurate prior to the closing, the Subscriber will give immediate written notice to the Company.

k. Subject to a Shareholders' Agreement: The Shares sold are subject to the terms of the shareholders' agreement at all times.

13. Closing

a. Rejection: The Company may, at any time before closing, choose not to accept the subscription of the Subscriber. If the Company does not accept the subscription, in whole or in part, the Company will refund all funds to the Subscriber in connection with the rejection.

b. Closing date: The purchase and sale closing for the Shares shall occur at a place, time, and date designated by the Company, but will not occur more than 30 days after this Agreement is executed.

c. Failure of closing: If closing of the purchase and sale does not occur, the Company shall have no liability to the Subscriber for its failure to close or failure to issue the Shares to the Subscriber.

d. Subscription irrevocable: The subscription is irrevocable on the Subscriber's part, except as provided under any applicable federal and state securities laws.

e. Default: If the Subscriber does not perform his obligations within five (5) days after receipt of a notice from the Company, the Company may refuse to issue Shares to the Subscriber (if failure occurs before the closing) or reverse all title, rights, and interest in the Company (if failure occurs after the closing).

f. Subscriber Obligations: Subscriber is obligated to execute the shareholders' agreement and any other appropriate documents to complete the transactions.

14. General

(a) *Acknowledgement*. This Agreement is binding on the successors, permitted assigns of Parties within it and Transferees. The representations and warranties made in this Agreement are accurate and true as of the date hereof and will still be accurate and true as of the Subscriber's payment to the Company and upon acceptance by the Company of the Subscriber's subscription.

(b) *Related Sites*. Our exclusively licensed DFS platform: https://www.nolimitfantasysports.com/

NoLimitCoin website https://nolimitcoin.org/

(c) *Licensing Fees*.

1. $25,000 will be paid to No Limit Fantasy Sport ("**NLFS**") as a down payment for the source code of the DFS game from the funds obtained in Company's first round of crowdfunding financing.
2. Additional rounds where more money is raised would also require payments to be made to NLFS for a total of $500,000 ("**Licensing Fee**").
3. No more than 10% of the aggregate financing in future financing rounds within the next 2 years shall be allocated towards the payment of any remaining balance of the License Fee. For example, the current financing round is targeted to complete $1,246,000 in financing, which would allow for a payment under this section towards Licensing Fees of $124,600 to NLFS.

(d) *Reference links.*

1. Crowdfund site: http://nolimitcrowdfund.com/

2. STOCK AGENT WHERE STOCK WILL RESIDE FOR HOLDERS
                              https://www.koreconx.com/

3. Our YouTube Channel : https://www.youtube.com/channel/UC2XhjKodwK0BpmMNGcgTiEA

4. Telegram Chat room: https://t.me/joinchat/Vso8_q7SISc4KXsf

5. Escrow company https://wilmingtontrust.com

6. FINRA SEC approved Broker https://rialtomarkets.com/

Appendix A: Subscription Agreement Signature Page

Total shares to be purchased: ${Number of Shares}

Price per share: .70

Total amount: ${Total Purchase Price}

This SUBSCRIPTION AGREEMENT ("**Agreement**") is entered into and made by and between Company, located at 1407 Foothill Blvd #305, La Verne, CA 91750 and ${Subscriber Name} (hereby referred to as the "**Subscriber**") and on ${Subscription Date}

The Company has been formed as a Nevada C corporation under the state laws of Nevada by filing its certificate of incorporation with the Secretary of State in Nevada.

The existing officers and directors of the Company have laid out their respective duties, obligations, and rights associated with the Company in the Company shareholders' agreement.

The Subscriber wishes to subscribe for ${Number of Shares} of shares (hereby referred to as the "**Shares**") of the stock of the Company at the subscription price of $0.70 per share. The Company wishes to issue shares to the Subscriber in the form of common stock.

Subscriber is responsible to handle any tax related matters related to the stock issuance. The Company is not responsible for advising subscribers on tax matters.

The Subscriber certifies and acknowledges that the Subscriber received and reviewed the investment related material.

Both parties of this agreement intend that this subscription will be made pursuant to appropriate exemptions from prospectus, registration, and/or similar requirements of notices, rules, orders, legislation, and policies of all jurisdictions that apply to the Agreement.

[*Signature Page to Follow*]

INVESTOR NAME AND SIGNATURE:

_____ _____ _____

Name　　　　　　　　　Signature　　　　　　　　　Date

Address: _____

　　　　_____

　　　　_____

Phone number: _____ Email address _____

Telegram Handle:_____

No Limit Technology Holdings, Inc.

 _____

Signature

By: Rafael Groswirt, CEO

This Subscription is accepted on: _____

By: No Limit Technology Holdings, Inc.

Appendix B: Summary of Risks

The following risks could impact the ability of the company to achieve its goals and for Subscriber to lose some or all of their investment capital:

1. If the Company does not reach satisfactory funding goals in the appropriate time period;

2. Local or international accounting and tax rules may change over time, be misunderstood by Company advisors, and cause operational or financial issues moving forward;

3. Company may fail to obtain proper licenses to operate within the gaming or gambling business sector within its intended jurisdictions;

4. The Company may not be allowed to partner up with local license holders or existing land casino already operating within the Company's intended jurisdiction;

5. Unforeseen and cases of force majeure may prevent the Company for executing their goals such global pandemic outbreaks, government shutdowns, strikes, labor shortages, war, acts of terrorism, and other similar risk factors outlined in the Company Offering Material;

6. Company may use the money obtained from investments for further fundraising;

7. Regulation related to use of crypto coins may change and adversely affect the industry or the Company.

8. The Platforms are powered by NoLimitCoin, a crypto currency known as NLC2, and it is unknown what regulatory limitations could arise that could impact the success or ability of the company to reach its goals. The Company is operating under the presumption, based on a legal memorandum, that NLC2 is considered a utility coin as that term is understood by the S.E.C.

9. It is unknown if current or past involvement of Rafael Groswirt in cryptocurrency could cause any issues related to this project. If such an issue would arise, the necessary steps would be taken to correct the matter.

Appendix C: Use of Proceeds

1. Multiple rounds of share sales will be offered and the Company may incur fees and costs associated with such offerings.

2. Money raised shall be used as follows:

a. Marketing 25%
b. Operations 25%
c. Development 25%
d. Legal 25%
3. Marketing expenses shall be incurred by Company when round 2 of financing

4. The CEO will receive $10,000 per month net of taxes for compensation after the funds become available from this round of financing. Once round 2 is complete, the shareholders will vote on a competitive package for the CEO.

5. The CEO shall receive a 3-year employment contract with a 2-year renewal option for the CEO. This package shall include issuance of 1% of Company stock every year for each year of the CEO's employment in the form of stock options at .001.

6. The Company's CEO shall have the discretion to assign up to .5% of the Company's stock for special talent or other labor or talent acquisition, not to exceed the company's reserves of stock.

7. The Company may establish subsidiaries to manage the business in compliance with regulations affecting the industry of Company specifically.

8. The board votes on major asset sales, new share issuance, the yearly budget, sets the CEO salary and compensation package. Such decisions require 50.1% of the outstanding vote.

9. CEO has other projects and interests and has no limitation in what he can do outside the company, as long as it does not compete with Company directly.

10. The DFS Fantasy platform is being purchased and licensed from No Limit Fantasy Sports, LLC and $25,000 will be paid to No Limit Fantasy Sport ("**NLFS**") as a down payment for the source code of the DFS game from the funds obtained in Company's first round of crowdfunding financing. Additional rounds where more money is raised would also require payments to be made to NLFS for a total of $500,000 ("**Licensing Fee**"). No more than 10% of the aggregate financing in financing rounds within the next 2 years shall be allocated towards the payment of any remaining balance of the License Fee to NLFS and partial payments as disbursements are paid are acceptable.

11. All efforts to pass regulatory hurdles will be made and this may require accounting expenditures. But there is no guarantee such licenses will be secured, and other officers or directors will not be liable for issues that may limit the acquisition of such licenses.

12. The cost to secure state licenses can range from $150,000 per state to as much as $10M. Costs for yearly maintenance can also be $100,000 per market or more.

Exhibit C: Shareholder Agreement

Shareholder Agreement

ARTICLE I PURPOSE

1. Shares. The Shareholders own all of the outstanding shares of the Company (the "Shares") in the amounts outlined in Schedule A. All Shares owned by the Shareholders or acquired in the future by any Shareholder shall be subject to this Agreement.

2. Purpose. The Shareholders have entered into this agreement to act together with respect to the providing financial support for the Company.

ARTICLE II MANAGEMENT

1. Board of Directors. The Board of Directors (the "Board") shall be equal to the number of Shareholders. Each Shareholder shall have the right to sit on the Board or appoint a member to the Board. There will be 5 board members each with one vote totaling 20% of the voting power. The Board shall hold annual, regular or special meetings. Nevada laws allow even 1 director which will be the case at the start. Once round 1 is placed, a vote will be held.

Directors will be nominated and voted on after the close of the first round of crowd financing.

2. Authority of Directors**.** The Board may perform the following acts on behalf of the Company:

- **Vote on the yearly budget**
- **Vote on special budget matters requested by management or the CEO**
- **Vote on the CEO employment and compensation package**
- **Advise the CEO and promote the company positively amongst social media groups.**
- **Hold regular teleconference calls upon request by the CEO**

3. Limitations. The Board may not perform any of the following acts without the written consent of a majority of the Shareholders: (Check all that apply)

☐   Merge or sell or transfer all, or substantially all, of the assets of the Company
☐   Issue additional shares of any class or any rights related to shares of any class
☐   Voluntarily dissolve the Company

4. Company. will not assume any expenses incurred by directors in the pursuit of the promotion of the company unless approved by the CEO.

5. Books and Records. The Company shall maintain complete and accurate accounts in proper books of all transactions. The Company shall maintain at its principal office the following: (a) the full name and last known business or residence address of each Shareholder; (b) records detailing all capital accounts, including entries for contributions and distributions, ownership interest, and percentage ownership; (c) a copy of the articles of formation of the Company and any and all amendments; (d) copies of all federal, state, and local income tax or returns and reports for the six most recent taxable years; (e) a copy of this Agreement and any

amendments; (f) copies of financial statements of the Company for the six most recent fiscal years; (g) the books or records as related to the internal affairs of the Company; and (h) true and full information regarding the status of the business and financial conditions of the Company.

6. The Company shareholders agreed to purchase Officer and Director Liability Insurance for all Directors and Officers.

7. We operate 2 platforms now:

Nolimitfantasysports.com
Nolimitcoinpoker.com

8. We will hire a company called betconstruct.com and open 2 more platforms:

A sports books
A Live casino

9. These will operate from a new company we will form, a subsidiary in Curacao where we will form a company, get a gaming and crypto license and operate the platforms for all non USA business. We will also form an operating company, a subsidiary for this Holding company to apply for licenses and operate the US platforms.

10. Betconstruct.com will provide this platform white labeled to us vbet.com and we will get the sports book and live casino from there.

11. Subscription agreement that you can get at the Trucrowd.com basecamp. Get boilerplate version and then let's modify it.

12. CEO agreement to be included in the shareholder and/or the subscription agreement.

13. CEO compensation: After round 1, fees paid to the CEO will be $3000 per month depending on availability of funds. After round 2 starts, a competitive CEO package to include at least a 1% of stock in the form of options at par value of .001 per year for the first 3 years in stock options with an option for the CEO to extend 2 more years or a total of 5 years.

- The CEO has the power to assign up to .5% for special talent or other acquisition, not to exceed the company reserves of stock.

- The power of the CEO is to hire and let go of anyone or enter into agreements, including officers, sole power to set salary and company payments.

- The CEO may establish subsidiaries

- The board votes on major asset sales, new share issuance, the yearly budget, sets the CEO salary and compensation package. Decisions require 50.1% of the outstanding vote.

- CEO has other projects and Interests and has no limitation in what he can do outside the company, as long as it does not compete with this project

14. Payments to No Limit Fantasy Sports for the acquisition of the source code and all users of the DFS platform. The code will be purchased for $500,000 from No Limit Fantasy Sports. There are currently $500,000 on the books of No Limit Fantasy Sports, as debt to shareholders and founders that need to be retired and this money will be used for these payments. Payments will only be made if funding milestones are reached not to exceed 10% of total raised. There is no debt due to No Limit Fantasy Sports if milestones are not met and only when funding targets are met, all within 2 years.

A payment of $25,000 will be made after round 1 is completed

A payment of $125,000 will be made after round 2 is complete or 10% of what is raised.

A final payment of $350,000 if the full $5,000,000 are raised (or the balance to a total of $500,000) will be made after round 3, not to exceed 10% of total raised. 10% of new raised money within 2 years to pay this. If partial amount is raised, 10% maximum will be paid to NLFS, not to exceed $500,000

Such payments can be made up to 2 years from start of the company and only when the money raised reaches the thresholds set.

Company will provide Officer and Director insurance to its officers and directors.

Risks that could impact the ability or the company to achieve its goals.

1. If a company does not reach the companies satisfactory funding goals
2. Accounting rules should not be strict and cause any issues moving forward.
3. Not having the proper licenses to operate the business.
4. A company is not allowed to partner up with local license holders. Online- must team up with a land casino already, that is already operating within the Jurisdiction. Although, with no reasonable doubt, this rule should be modified, and allow some to operate without a partner, and we need to find those
5. Unforeseen cases
6. Fundraisers are not an option to use the money that will be invested.
7. Regulation related to crypto is changing and we can't predict what regulations may affect the industry or the company.

ARTICLE III
DISTRIBUTION OF PROFITS AND LOSSES

1. **Profits/Losses.** For accounting and tax purposes, net profits or net losses shall be determined on an annual basis. Profits and losses will be distributed in proportion to each Shareholder based on share ownership.

2. **Distributions.** The Company shall distribute net income (Check one)   annually or, if

determined as necessary by the Board, at more frequent intervals. The company is a C corporation.

3. Investors should expect profits to take several accounting cycles and management cannot predict accurately when profits will be distributed. Once profits are available, company will distribute them on a quarterly basis as dividends. The company management will have discretion on when to distribute profits to shareholders and when to reinvest the money in the company.

4. Exit scenarios for shareholders may also include acquisition, or company IPO or other options. There is no way for management to know at this time what options will be the appropriate ones.

ARTICLE IV
PREEMPTIVE RIGHTS

1. **Restrictions on Transfer.** No Shares shall be sold, transferred, or pledged other than in accordance with the terms of this Agreement.

2. **Involuntary Transfers.** Upon the occurrence of any of the following events (1) the death of a Shareholder; (2) the total mental or physical disability of a Shareholder.

3. **Right of First Refusal.** If any Shareholder intends to sell or transfer any Shares, such Shareholder shall first offer to the remaining Shareholders the option to purchase the offered Shares at the price and in accordance to the same terms being offered to the third party. The remaining Shareholders shall have 7 days to exercise this right of first refusal. If the remaining Shareholders elect to purchase less than all of the offered Shares, the offering Shareholder may sell any remaining Shares to the third party.

4. **Certificates.** All certificates representing the Shares now owned or hereafter acquired by each Shareholder shall have the following legend conspicuously printed on its face:

"The shares represented by this certificate are subject to certain restrictions contained in a Shareholder Agreement among the Company and the Shareholders. A copy of the Shareholder Agreement is on file at the principal office of the Company."

Shares will be managed by https://www.colonialstock.com/ a private stock agency.

ARTICLE V
TERM AND TERMINATION

1. **Term.** This Agreement shall be effective and binding upon the parties as of the Effective Date.

2. **Termination.** This Agreement will terminate in the event one of the following occurs: (Check all that apply)

☐   Written consent of a majority of the Shareholders
☐   Death or incapacity of all of the Shareholders

☐   Bankruptcy, receivership or dissolution of the Company

☐   A single Shareholder becoming the owner of all of the Shares

ARTICLE VI
MISCELLANEOUS

1. **Amendments.** This Agreement may be amended or modified only by a written agreement signed by all of the parties.

2. **Notices.** Any notice or other communication given or made to any party under this Agreement shall be in writing and delivered by hand, sent by overnight courier service or sent by certified or registered mail, return receipt requested, to the Company at the address stated above and to the Shareholders at the address in the Company's records. Company may also communicate via email or electronic communications.

3. **No Waiver.** No party shall be deemed to have waived any provision of this Agreement or the exercise of any rights held under this Agreement unless such waiver is made expressly and in writing. Waiver by any party of a breach or violation of any provision of this Agreement shall not constitute a waiver of any other subsequent breach or violation.

4. **Assignment.** No party hereto shall have the right to assign its rights or delegate its duties hereunder without the written consent of the other parties, which consent shall not be unreasonably withheld.

5. **Severability.** If any provision of this Agreement is held to be invalid, illegal or unenforceable in whole or in part, the remaining provisions shall not be affected and shall continue to be valid, legal and enforceable as though the invalid, illegal or unenforceable parts had not been included in this Agreement.

6. **Binding Effect.** This Agreement shall be binding upon and inure to the benefit of the parties and their respective legal representatives, heirs, administrators, executors, successors and permitted assigns.

7. **Headings.** The section headings herein are for reference purposes only and shall not otherwise affect the meaning, construction or interpretation of any provision in this Agreement.

8. **Governing Law.** The terms of this Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

9. **Disputes.** Any dispute arising from this Agreement shall be resolved through Binding arbitration shall be conducted in accordance with the rules of the American Arbitration Association and must be agreed upon by both parties. If parties cant agree, then Court litigation in the state of California will be the legal venue.

10. **Counterparts.** This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together, shall constitute one and the same document.

11. **Entire Agreement.** This Agreement contains the entire understanding between the parties

Exhibit D: Employment Agreement

Employment Agreement

<center>**RECITALS**</center>

WHEREAS, NO LIMIT TECHNOLOGY HOLDINGS, INC. a Nevada Corporation ("**Company**") is engaged in the business of online gaming,

WHEREAS, RAFAEL GROSWIRT ("**Employee**") possesses unique skills and knowledge related to online gaming,

WHEREAS, the Company and Employee (collectively, the "**Parties**") wish to enter into an employment arrangement with one another.

The Parties hereby agree to the following terms, mutual covenants, and conditions herein:

<center>**1. EMPLOYMENT**</center>

(a) Position. The Company hereby employs the Employee and the Employee hereby accepts the position of Chief Executive Officer ("**CEO**") as of the effective date (as defined in section 2, the "Effective Date"). During his or her employment with the Company, the Employee shall devote his or her best efforts and substantially all of his or her business time and attention (except for vacation periods and reasonable periods of illness or other incapacities permitted by the Company's general employment policies) to the business of the Company.

(b) *Duties.* The Employee shall perform duties that are customarily associated with his or her then-current title, consistent with the bylaws of the Company and as required by the Company. The Employee shall perform his or her duties at any place or places as the Company reasonably designates.

(c) *Company Policies*. The employment relationship between the parties will also be governed by the general employment policies and practices of the Company. If any terms of this agreement differ from or conflict with the Company's general employment policies or practices, this agreement will control.

<center>**2. TERM AND TERMINATION.**</center>

The term of this Agreement will begin on January 1, 2022 and continue until December 31, 2025 ("**Initial Term**") (3 years) with an option to extend the term for a subsequent 2-year period until December 31, 2027 ("**Additional Term**"). The company extends a 5 year agreement to Rafael Groswirt. Rafael Groswirt must give notice in writing at least 90 days prior to the expiration of the Initial Term or the Agreement will continue through the Additional Term.

3. REMUNERATION.

The Employee will be compensated for his or her services as follows:

(a) *Base Salary*. The Company shall pay the Employee an annual base salary of $10,000 ("**Salary**"), payable at the end of each month, net of State, Federal and local withholding taxes. All related taxes will be paid by the company and added to the net amount. The Salary may be subject to increases in accordance with a comparable CEO package to industry standard for a CEO salary package, as those may be determined from time to time by the Company. Shareholders will vote for a competitive CEO compensation package after round 2 is complete.

(b) *Incentive Compensation*. In accordance with the Company's practices, policies, and procedures, the Employee may be eligible for a discretionary bonus award ("**Bonus**") as determined by the Company's board of directors or its appointed compensation committee. The Bonus, if any, will be based on the performance of the Company and the Employee and will be subject to typical payroll deductions and withholdings. A Bonus is not guaranteed compensation.

(c) *Other Non-cash Benefits*. The Employee is entitled to 1% of all outstanding and issued Company stock on a fully-diluted basis through a qualified or non-qualified stock option grant issued for each year the Employee is employed. Certain other benefits such as PPO health insurance, vacation days, sick days, holidays, and paid time off, and all applicable FMLA days off, in accordance with Company policies, where such benefits or company policies may be amended from time to time.

(d) *Stock Options*. After 1 full year(s) of employment, the Employee will receive 1% of company issued stock per year in stock options at .001 exercise price for participation in the Company's stock option plan in accordance with the terms of that plan. (e) Withholding. All payable federal, state, local, and other withholdings and similar taxes and payments required by applicable law and paid by the company on top of the net amount of the monthly salary of $10,000.

4. OTHER PROJECTS.

During the Term of this Agreement and for a period of 12 months thereafter, the Employee may not compete with Company directly or indirectly for compensation, as an employee, consultant, director, advisor, or officer with a sports betting platform business.

5.EXPENSES.

The Company shall reimburse the Employee for all business expenses incurred by the Employee in connection with his or her duties under this agreement in accordance with the Company's normal policies. The reimbursement of these expenses is subject to the Employee's provision to the Company of receipts, statements, and vouchers to the Company's satisfaction.

6. INTENTIONALLY OMITTED

7. INVENTIONS.

(a) Inventions Retained and Licensed. Attached as Exhibit A to this agreement is a list of all intellectual property that the Employee made before his or her employment with the Company (**"Prior Inventions"**) that belong to the Employee, that relate to the Company's proposed business, products, or research and development, and that are not assigned to the Company under this agreement. If no list is attached, the Employee represents that there are no Prior Inventions. If disclosure of any Prior Invention would cause the Employee to violate a prior confidentiality agreement, the Employee will not list the Prior Invention in Exhibit A, but will provide a name of the invention, a list of the party or parties it belongs to, and the explanation as to why full disclosure was not given.

If in the course of employment with the Company, the Employee incorporates into a Company product, process, or machine a Prior Invention owned by the Employee or in which the Employee has an interest, the Company will be granted and have a non-exclusive, royalty-free, irrevocable, perpetual, worldwide license to make, have made, modify, use, and sell that Prior Invention as part of or in connection with that product, process, or machine.

(b) *Assignment of Inventions*. The Employee shall disclose promptly in writing to the Company all Intellectual Property that the Employee has authored, made, conceived, or first actually reduced to practice, alone or jointly with others: (i) while the Employee is or was performing duties for the Company; (ii) during the Employee's employment with the Company, if it relates to the Company's areas of business or investigations; (iii) that results from or is suggested by any work that the Employee does for the Company or at the Company's request; or (iv) that was aided by the Employee's use of the Company's equipment, supplies, facilities, or trade secret information, whether or not during working hours. This Employee-created intellectual property is referred to in this agreement as "Inventions."

The Employee acknowledges that any Invention the Employee makes within the scope of and during his or her employment with the Company and that is protectable by copyright is a "work made for hire," as that term is defined in the United States Copyright Act.

(c) *Maintenance of Records*. The Employee shall keep and maintain adequate and current written records of all Inventions the Employee makes (solely or jointly with others) during the term of employment with the Company. The records may be in the form of notes, sketches, drawings, and any other format specified by the Company. The records will be available to and remain the sole property of the Company at all times.

(d) *Patent and Copyright Registrations*. The Employee shall help the Company or its designee, at the Company's expense, secure the Company's rights in the Inventions and any copyrights, patents, mask work rights, or other intellectual property rights relating to the Inventions in all countries, including by disclosing to the Company all pertinent information and data about any of those, by signing all applications, specifications, oaths, assignments, and all other instruments that the Company may deem necessary to apply for and obtain those rights and to assign and convey to the Company, its successors, assigns, and nominees the exclusive interest in those Inventions, and any copyrights, patents, mask work rights, or other intellectual property rights relating to those. When it is in the Employee's power to do so, his or her obligation to sign or cause to be signed any such instrument or papers will continue after the termination of this agreement. If because of the Employee's mental or physical incapacity or for any other reason the Company cannot secure a signature to apply for or pursue any application of any United States or foreign patents or copyright registrations covering Inventions or original works of authorship assigned to the Company as above, the Employee hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as the Employee's agents and attorneys in fact, to act for and on behalf of the Employee to sign and file those applications and do all other lawfully permitted acts to further the prosecution and issuance of patent or copyright registrations on them with the same legal force and effect as if signed by the Employee.

8. RETURN OF PROPERTY.

Within 30 days of the expiration or earlier termination of this agreement, the Employee shall return to the Company, retaining no copies or notes, all Company products, samples, models, property, and documents relating to the Company's business including reports, abstracts, lists, correspondence, information, computer files, computer disks, and other materials and copies of those materials obtained by the Employee during and in connection with his or her work with the Company. All files, records, documents, blueprints, specifications, information, letters, notes, media lists, original artwork or creative work, notebooks, and similar items relating to the Company's business, whether prepared by the Employee or by others, remain the Company's exclusive property.

9. USE OF TRADEMARKS.

The Company may use, reproduce, and distribute the Company's service marks, trademarks, and trade names (if any) (collectively, the "**Company Marks**") in connection with his or her employment. Any goodwill received from this use will accrue to the Company, which will remain the sole owner of the Company Marks. The Employee may not engage in activities or commit acts, directly or indirectly, that may contest, dispute, or otherwise impair the Company's interest in the Company Marks. The Employee may not cause diminishment of value of the Company Marks through any act or representation. The Employee may not apply for, acquire, or claim an interest in any Company Marks, or others that may be confusingly similar to any of them, through advertising or otherwise. At the expiration or earlier termination of this agreement, the Employee will have no further right to use the Company Marks, unless the Company provides written approval for each use.

10. INDEMNIFICATION.

(a) *Indemnification by Employee*. At all times after the effective date of this agreement, the Employee shall indemnify the Company from all damages, liabilities, expenses, claims, or judgments (including interest, penalties, reasonable attorneys' fees, accounting fees, and expert witness fees) (collectively, the "Claims") that the Company may incur and that arise from: (i) the Employee's negligence or willful misconduct arising from the Employee's carrying out of his or her obligations under this agreement; or (ii) the Employee's breach of any of his or her obligations or representations under this agreement.

(b) *Indemnification by Company*. At all times after the effective date of this agreement, the Company shall indemnify the Employee from all Claims that the Employee may incur arising from: (i) the Company's operation of its business; (ii) the Company's breach or alleged breach of, or its failure or alleged failure to perform under, any agreement to which it is a party; or (iii) the Company's breach of any of its obligations or representations under this agreement. However, the Company is not obligated to indemnify the Employee if any of these Claims result from the Employee's own actions or inactions.

11. FORCE MAJEURE.

A party will not be considered in breach or in default because of, and will not be liable to the other party for, any delay or failure to perform its obligations under this agreement by reason of fire, earthquake, flood, pandemic, explosion, strike, riot, war, terrorism, or similar event beyond that party's reasonable control (each a "**Force Majeure Event**").

However, if a Force Majeure Event occurs, the affected party shall, as soon as practicable: (a) notify the other party of the Force Majeure Event and its impact on performance under this agreement; and (b) use reasonable efforts to resolve any issues resulting from the Force Majeure Event and perform its obligations under this agreement.

12. CHOICE OF LAW; ATTORNEYS' FEES; EQUITABLE RELIEF.

(a) *Choice of Law*. The laws of the state of California govern this agreement (without giving effect to its conflicts of law principles).

(b) *Choice of Forum*. Both parties consent to the personal jurisdiction of the state and federal courts in Los Angeles County, California.

(c) *Attorneys' Fees*. If either party employs attorneys to enforce any rights arising out of or relating to this agreement, the losing party shall reimburse the prevailing party for its reasonable attorneys' fees.

(d) *Equitable Relief*. The Employee's breach of this agreement will cause irreparable harm to the Company and monetary damages may not be a sufficient remedy for an unauthorized disclosure of the Confidential Information. If the Employee discloses the Confidential Information in violation of this agreement, the Company may, without waiving any other rights or remedies and without posting a bond or other security, seek an injunction, specific performance, or other equitable remedy to prevent competition or further disclosure, and may pursue other legal remedies.


13. AMENDMENTS.


No amendment to this agreement will be effective unless it is in writing and signed by both parties. In order to amend the Company shall require express authorization from the Board of Directors and the Shareholders.


14. ASSIGNMENT AND DELEGATION.


(a) *No Assignment*. The Employee may not assign any of his or her rights under this agreement, except with the prior written consent of the Company. All voluntary assignments of rights are limited by this subsection.

(b) No Delegation. The Employee may not delegate any performance under this agreement, except with the prior written consent of the Company.

(c) Enforceability of an Assignment or Delegation. If a purported assignment or purported delegation is made, or if both are made, in violation of this section, it is void and they are void.


15. COUNTERPARTS; ELECTRONIC SIGNATURES.


(a) Counterparts. The parties may execute this agreement in any number of counterparts, each of which is an original but all of which constitute one and the same instrument.

(b) Electronic Signatures. This agreement, agreements ancillary to this agreement, and related documents entered into in connection with this agreement are signed when a party's signature is delivered by facsimile, email, or other electronic medium. These signatures must be treated in all respects as having the same force and effect as original signatures.


16. SEVERABILITY.


If any provision in this agreement is, for any reason, held to be invalid, illegal, or unenforceable in any respect, that invalidity, illegality, or unenforceability will not affect any other provisions of this agreement, but this agreement will be construed as if the invalid, illegal, or unenforceable provisions had never been contained in this agreement, unless the deletion of those provisions would result in such a material change that would cause completion of the transactions contemplated by this agreement to be unreasonable.

17. NOTICES.

(a) Writing; Permitted Delivery Methods. Each party giving or making any notice, request, demand, or other communication required or permitted by this agreement shall give that notice in writing and use one of the following types of delivery, each of which is a writing for purposes of this agreement: personal delivery, mail (registered or certified mail, postage prepaid, return-receipt requested), nationally recognized overnight courier (fees prepaid), facsimile, or email.

(b) Addresses. A party shall address notices under this section to a party at the following addresses: If to the Company: Rafael Groswirt/CEO 1407 Foothill Blvd #305 La Verne, California, 91750 dev@nolimitcoin.org If to the Employee: Rafael Groswirt 1407 Foothill Blvd #305 La Verne, California, 91750 rgroswirt@gmail.com

(c) Effectiveness. A notice is effective only if the party giving notice complies with subsections (a) and (b) and if the recipient receives the notice.

18. WAIVER.

No waiver of a breach, failure of any condition, or any right or remedy contained in or granted by the provisions of this agreement will be effective unless it is in writing and signed by the party waiving the breach, failure, right, or remedy. No waiver of any breach, failure, right, or remedy will be deemed a waiver of any other breach, failure, right, or remedy, whether or not similar, and no waiver will constitute a continuing waiver, unless the writing so specifies.

19. ENTIRE AGREEMENT.

This agreement constitutes the final agreement of the parties. It is the complete and exclusive expression of the parties' agreement with respect to the subject matter of this agreement. All prior and contemporaneous communications, negotiations, and agreements between the parties relating to the subject matter of this agreement are expressly merged into and superseded by this agreement. The provisions of this agreement may not be explained, supplemented, or qualified by evidence of trade usage or a prior course of dealings. Neither party was induced to enter this agreement by, and neither party is relying on, any statement, representation, warranty, or agreement of the other party except those set forth expressly in this agreement. Except as set forth expressly in this agreement, there are no conditions precedent to this agreement's effectiveness.

20. HEADINGS.

The descriptive headings of the sections and subsections of this agreement are for convenience only, and do not affect this agreement's construction or interpretation.

21. EFFECTIVENESS.

This agreement will become effective January 1, 2022. The date this agreement is signed by the last party to sign it (as indicated by the date associated with that party's signature) will be deemed the date of this agreement.

22. NECESSARY ACTS; FURTHER ASSURANCES.

The parties shall use all reasonable efforts to take, or cause to be taken, all actions necessary or desirable to consummate and make effective the transactions this agreement contemplates or to evidence or carry out the intent and purposes of this agreement.

EXHIBIT A: PRIOR INVENTIONS

All Employee's discoveries, ideas, business plans, concepts, improvements, domain names, inventions (whether patentable or not), knowledge, know-how, processes, information, data, data collections, procedures, processes, techniques, designs, drawings, flow charts, software code (in any form including source code and executable or object code), user interface, wire frames, formulae, computer programs, trade secrets, works of authorship and trademarks used in connection with or related to the business of the Company, including brand names, product names, logos and slogans, and associated goodwill.

Each party is signing this agreement on the date stated opposite that party's signature.

No Limit Technology Holdings, Inc.

Date:_____1/2/2022_____

By:_____
Name: Rafael Groswirt /Director and Chairman of the board.

Title: CEO

Employee.

Date:_____1/2/2022_____

By:_____
Name: Rafael Groswit

Exhibit E: Loan Agreement

Shareholder Loan Agreement to company

Loans from Rafael Groswirt to:

No Limit Technology Holdings.

1.

This shareholder loan agreement ("Agreement") documents a loan arrangement between No Limit Technology Holdings, Inc (NL) and Rafael Groswirt (RG),

2.

Rafael Groswirt agrees to loan (NL) funds, as required, to operate No Limit 's business.

3.

The term of the loan is indefinite, and the loan can be repaid at any time by decision of the CEO, in part or in full. It is expected that the loan will be repaid on or prior to December 31, of any fiscal year, but this is not required.

4.

There are no interest payments during the life of the loan; the repayment amount will include all interest that accrues while the loan is outstanding.

5.

The interest rate on this loan is 0% for the first 12 months, then 5% per year.

9.

This Agreement shall be governed by the laws of Nevada, USA.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement by their duly authorized officers or representatives.

Rafael Groswirt	**No Limit Technology Holding**
/s/ Rafael Groswirt	/s/ Rafael Groswirt
Signed: _____	Signed: _____
Name: Rafael Groswirt	Name: Rafael Groswirt /Title: Director and Chairman of the board
Title: CEO	
Date: 1/1/2021	Date: 1/1/2021